UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of October 2020

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒    Form 20-F            ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date October 30, 2020	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or the appropriate course of action, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent advisers.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer    or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

(1) CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE CATERING AND AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT	(2) CONTINUING CONNECTED TRANSACTIONS ADJUSTMENTS TO THE PASSENGER AIRCRAFT BELLYHOLD SPACE CONTRACTUAL OPERATION PROPOSAL AND RELATED ANNUAL CAPS

Independent Financial Adviser I to the Independent Board Committee and the Independent Shareholders	Independent Financial Adviser II to the Independent Board Committee and the Independent Shareholders

Capitalised terms used in this cover page shall have the same meanings as those defined in the section headed “Definitions” of this circular. The Company will convene the EGM at 21/F Conference Room    AB, Catic Building, No. 212, Jiangning Road, Jing’an District, Shanghai, the People’s Republic of China (中國上海市靜安區江寧路212號凱迪克大廈21樓AB會議室) at 9:30 a.m. on Wednesday, 18 November 2020. Notice of the EGM setting out the resolutions to be approved at the EGM, the proxy form and the attendance slip have been despatched to the Shareholders and published on the websites of the Hong Kong Stock Exchange (http://www.hkexnews.hk) and the Company (http://www.ceair.com) on 29 September 2020 and 30 September 2020 respectively.

If you are not able to attend and/or vote at the EGM, you are strongly urged to complete and return the proxy form in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event not later than 24 hours before the time scheduled for holding the EGM or any adjournment thereof.

Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting should you so wish.

30 October 2020

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircraft after priority has been given to load the passengers’ registered luggage

“Board”	means the board of directors of the Company

“Business Competition”	means the business including international and domestic air cargo and mail delivery and cargo forwarding, warehousing and logistics, cargo terminal operations of the Company and all its subsidiaries that compete with the current business operations of China Cargo Airlines and Eastern Logistics and their subsidiaries

“Catering and Aircraft On-board Supplies Support Agreement”	means the catering, aircraft on-board supplies support and related services framework agreement dated 28 August 2020 entered into between the Company and Eastern Air Catering Company, details of which are set out in this circular

“Catering and Aircraft On-board Supplies Support Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), the controlling shareholder of the Company

“CES Finance”	means 東航金控有限責任公司 (CES Finance Holding Co., Limited), a wholly-owned subsidiary of CEA Holding

“CES Global”	means 東航國際控股(香港)有限公司 (CES Global Holdings (Hong Kong) Limited), a wholly-owned subsidiary of CEA Holding

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a non-wholly owned subsidiary of Eastern Logistics and is in turn a non-wholly owned subsidiary of CEA Holding

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the COVID-19 pandemic

DEFINITIONS

“Directors”	means the directors of the Company

“Eastern Air Catering Company”	means 東方航空食品投資有限公司 (China Eastern Air Catering Investment Co., Ltd.), which is interested as to 55% by CEA Holding, and is thus an associate of CEA Holding and a connected person of the Company

“Eastern Air Catering Entities”	means each of Eastern Air Catering Company and its subsidiaries

“Eastern Logistics”	means 東方航空物流股份有限公司 (Eastern Air Logistics Co., Limited), which is a non-wholly owned subsidiary of CEA Holding

“EGM”	means the extraordinary general meeting of the Company to be convened at 9:30a.m. on Wednesday, 18 November 2020 to consider, and if thought fit, approve, among others, (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I, and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II

“Exclusive Operation Agreement”	means the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines in relation to the agreement for China Cargo Airlines to exclusively operate the Company’s Passenger Aircraft Cargo Business, pursuant to which the Company receives transportation service fees from China Cargo Airlines for exclusively operating the Company’s Passenger Aircraft Cargo Business

“Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Exclusive Operation Agreement

“Existing Catering Services and Related Services Agreement”	means the catering services and related services agreement dated 30 August 2019 entered into between the Company and Eastern Air Catering Company, details of which are set out in the announcement of the Company dated 30 August 2019 and the circular of the Company dated 30 September 2019

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Board Committee”	means the Board committee, comprising the independent non-executive Directors, established to advise the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II

DEFINITIONS

“Independent Financial Adviser I” or “Opus Capital”	means Opus Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, being the independent financial adviser appointed by the Company to advise (i) the Independent Board Committee and the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Board in respect of the opinion required pursuant to Rule 14A.52 of the Hong Kong Listing Rules

“Independent Financial Adviser II” or “Octal Capital”	means Octal Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and Independent Shareholders on (i) the duration of the Exclusive Operation Agreement; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“Latest Practicable Date”	means 23 October 2020, being the latest practicable date for ascertaining certain information included herein before the printing of this circular

“Original Contractual Operation Agreement”	means the “agreement on the contractual operation of China Cargo Airlines for the Company’s Bellyhold Space” dated 1 March 2018 entered into between the Company and China Cargo Airlines, and its amendments and supplemental agreement (if any), details of which are set out in the announcement of the Company dated 1 March 2018 and circular dated 13 March 2018

“Original Operation Cost Agreement”	means the “operating cost agreement in relation to China Cargo Airlines’ contractual operations of the Company’s Bellyhold Space” dated 1 March 2018 entered into between the Company and China Cargo Airlines, and its amendments and supplementary agreements (if any), details of which are set out in the announcement of the Company dated 1 March 2018 and the circular dated 13 March 2018

“Passenger Aircraft Bellyhold Space Cargo Business”	means the passenger aircraft Bellyhold Space cargo business of the Company and all its principal operating subsidiaries

DEFINITIONS

“Passenger Aircraft Cargo Business”	means the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (under the conventional and unconventional circumstances), including but not limited to sales, pricing and settlement of aircraft cargo space; comprising (i) the provision of cargo services in Bellyhold Space under conventional circumstances and (ii) the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances

“Passenger-to-Cargo Conversion”	means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft

“PRC”	means the People’s Republic of China, which for the purpose of this circular only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Annual Caps I”	means the proposed annual caps for the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023

“Proposed Annual Caps II”	means the proposed annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2020, 2021 and 2022

“RMB”	means Renminbi, the lawful currency of the PRC

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Law of Hong Kong)

“Shanghai Listing Rules”	means 上海證券交易所股票上市規則 (the Rules Governing the Listing of Stocks on the Shanghai Stock Exchange)

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Three Major Airlines”	means the three major state-owned airlines, namely the Company, Air China Corporation Limited and China Southern Airlines Co., Ltd.

“%”	means per cent

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 00670)

Directors:	Legal address:
Liu Shaoyong (Chairman)	66 Airport Street
Li Yangmin (Vice Chairman, President)	Pudong International Airport
Tang Bing (Director)	Shanghai
Wang Junjin (Director)	PRC

Lin Wanli (Independent non-executive Director)	Head office:
Shao Ruiqing (Independent non-executive Director)	5/F, Block A2
Cai Hongping (Independent non-executive Director)	Northern District, CEA Building
Dong Xuebo (Independent non-executive Director)	36 Hongxiang 3rd Road
Minhang District
Yuan Jun (Employee Representative Director)	Shanghai
PRC

Principal place of business in Hong Kong:
Unit D, 19/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712–1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Wanchai

To the shareholders of the Company

Dear Sir or Madam,

(1) CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE CATERING AND

AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

AND

(2) CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENTS TO THE PASSENGER AIRCRAFT BELLYHOLD SPACE

CONTRACTUAL OPERATION PROPOSAL AND RELATED ANNUAL CAPS

A.	INTRODUCTION

References are made to the announcements of the Company dated 28 August 2020 and 29 September 2020 in relation to (i) the Catering and Aircraft On-board Supplies Support Agreement; and (ii) the adjustments to the passenger aircraft Bellyhold Space contractual operation proposal and related annual caps, respectively.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with all the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed resolutions at the EGM, including:

(i)	further information on the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I;

(ii)

a letter from the Independent Financial Adviser I containing its advice and recommendation to the Independent Board Committee and the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I;

(iii)	further information on the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II;

(iv)

a letter from the Independent Financial Adviser II containing its advice and recommendation    to the Independent Board Committee and Independent Shareholders in respect of the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II; and

(v)

a letter from the Independent Board Committee containing its recommendation to the Independent Shareholders in respect of (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II.

B.	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO THE CATERING AND AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

1.	BACKGROUND

Reference is made to the announcement of the Company dated 30 August 2019 and the circular of the Company dated 30 September 2019 in relation to, among others, the Existing Catering Services and Related Services Agreement between Eastern Air Catering Entities and the Group for    the provision of catering services and related services. Pursuant to the agreement, for the three years ending 31 December 2020, 2021 and 2022, Eastern Air Catering Entities will provide the Group with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. At the same time, Eastern Air Catering Entities will lease lands and buildings owned by the Company and will construct buildings and structures on lands leased from the Company, offsetting rent with construction costs. In order to strengthen the internal centralised management and control of the Company, the parties intend to re- enter into the relevant framework agreement.

On 28 August 2020, the Board considered and approved the resolution regarding the continuing connected transactions of the Company in relation to the catering, aircraft on-board supplies support and related services, agreed the business plan that the Company shall engage Eastern Air Catering Entities for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services, agreed that the Company and Eastern Air Catering Company shall enter into the Catering and Aircraft On-board Supplies Support Agreement and carry out the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions, and determined the Proposed Annual Caps I for the three years ending 31 December 2021, 2022 and 2023.

LETTER FROM THE BOARD

2.	CATERING AND AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

On 28 August 2020, the Company and Eastern Air Catering Company entered into the Catering and Aircraft On-board Supplies Support Agreement to renew the Existing Catering Services and Related Services Agreement. In order to strengthen the internal centralised management and control of the Company, the following major changes were made between the Catering and Aircraft On-board Supplies Support Agreement and the Existing Catering Services and Related Services Agreement: (i) based on the fact that the Company procures catering and related services from Eastern Air Catering Entities pursuant to the Existing Catering Services and Related Services Agreement, the Company shall engage Eastern Air Catering Entities for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support    and related services (including those directly procured by the Company from third parties in the past) required for air transport of the Company; and (ii) based on the fact that the Company provides property leasing services (including those in the mode of “offsetting rent with construction costs”) to Eastern Air Catering Entities pursuant to the Existing Catering Services and Related Services Agreement, Eastern Air Catering Entities shall provide property leasing services in the mode of “offsetting rent with construction costs” to the Company. Prior to the commencement of the specific businesses, the parties shall enter into specific business contracts separately.

The principal terms of the Catering and Aircraft On-board Supplies Support Agreement are set out as follows:

Service scope

Eastern Air Catering Company, as the supplier of all catering and aircraft on-board supplies of the Company, shall provide the Company with catering, aircraft on-board supplies support and related services, including:

(1)	being responsible for the procurement and management of the third-party catering, aircraft on-board supplies support and related services required for air transport of the Company; and

(2)

providing the Company with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee”), that is, the Company (as the lessee) shall lease lands and buildings owned by Eastern Air Catering Entities (as the lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities.

At the same time, the Company shall provide Eastern Air Catering Entities with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor”), that is, Eastern Air Catering Entities (as the lessee) shall lease lands and buildings owned by the Company (as the lessor), and shall construct buildings and structures on lands leased from the Company.

LETTER FROM THE BOARD

The major reasons for newly adding the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee in the Catering and Aircraft On-board Supplies Support Agreement are: (i) upon the completion and commencement of operation of Chengdu Tianfu International Airport, the Company will operate at both Chengdu Tianfu International Airport and Chengdu Shuangliu International Airport, and it is necessary to establish a base on the land in the construction site adjacent to the airport apron in Chengdu Tianfu International Airport to support the production and operation of flights; (ii) according to the land use plan of Chengdu Tianfu International Airport, Eastern Air Catering Entities, as the subject, has obtained the ownership of a certain piece of land planned for construction in Chengdu Tianfu International Airport; currently, among the lands planned for construction in such airport, the only available land for production and construction that meets the location requirement of the Company for establishing a base is a certain area of such land owned by Eastern Air Catering Entities; pursuant to local government regulations, such piece of land cannot be divided; (iii) as the on-ground supporting business of the Company in the airport working area and the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Entities to the Company need to be coordinated, in order to improve the efficiency of operation support and to avoid flight delays as a result of flight maintenance as much as possible, the Company intends to, as the lessee, adopt the arrangement of offsetting rent with construction costs for the     lands owned by Eastern Air Catering Entities; and (iv) entering into a separate continuing connected transactions framework agreement for the transactions between the Company and Eastern Air Catering Company can facilitate the management and control of the transactions between the parties and their respective subsidiaries. The Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee specifically means that the Company (as the lessee) will lease lands and buildings (including the operation base in Chengdu Tianfu International Airport) owned by Eastern Air Catering Entities (as the lessor), and will construct buildings and structures for production and operation on lands and buildings leased from Eastern Air Catering Entities. The ownership of such buildings and structures belongs to Eastern Air Catering Entities. The construction costs contributed by the Company will offset the rent payable by the Company to Eastern Air Catering Entities. The Company will determine the annual rent payable by the Company to Eastern Air Catering Entities by amortising the total amount of initial investment with respect to the lands and buildings of Eastern Air Catering Entities.

The major reasons for making the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor are: (i) the lands and buildings that Eastern Air Catering Entities leased from the Company are used for the purpose of catering production, tableware recycling, aircraft on-board supplies cleaning, and catering and aircraft on-board supplies delivery, which are highly relevant to the catering support business; and (ii) entering into a separate continuing connected transactions framework agreement for the transactions between the Company and Eastern Air Catering Company can facilitate the management and control of the transactions between the parties and their respective subsidiaries. The Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor specifically means that Eastern Air Catering Entities (as the lessee) will lease lands and buildings (including the operation base in Wuhan) owned by the Company (as the lessor), and will construct buildings and structures for production and operation on lands and buildings leased from the Company. The ownership of such buildings and structures belongs to the Company. The construction costs contributed by Eastern Air Catering Entities will offset the rent payable by Eastern Air Catering Entities to the Company. The Company will determine the annual rent payable by Eastern Air Catering Entities to the Company by amortising the total amount of initial investment with respect to the lands and buildings of the Company.

LETTER FROM THE BOARD

Term

The Catering and Aircraft On-board Supplies Support Agreement shall be valid for three years commencing from 1 January 2021 until 31 December 2023. On 1 January 2021, the Existing Catering Services and Related Services Agreement shall be terminated.

In order to execute the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement, the Company and Eastern Air Catering Company will enter into specific written lease agreements (the “Lease Agreements”). The tenure of the Lease Agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and    the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) will    be 30 years. As the tenure of the Lease Agreements for the related property leasing services exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has appointed the Independent Financial Adviser I to review the related Lease Agreements and to explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration. For details, please refer to the section headed “View of the Independent Financial Adviser I on the tenure of the agreements” in this circular.

Pricing principles

The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. “Market price” refers to the price determined independently by the operators via market competition. Taking into account the factors such as cost of raw materials and labour cost (if any), market price is determined in the following order: (i) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services in the area where such services are provided or nearby area; or (ii) the price charged by independent third parties at such time in the ordinary and normal course of business for such catering, aircraft on-board supplies support and related services within the territory of the PRC.

The pricing and/or fee scale for the property leasing services under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and    as agreed after arm’s length negotiations between the parties. For the arrangement of offsetting rent with construction costs, the annual rent and fee of the Company payable to or receivable from Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances. The annual rent and fee shall be determined based on arm’s length negotiations after considering factors such as the quality of service and the location of properties, and for the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

The parties will designate departments or officials to be mainly responsible for checking the price and terms offered by independent third parties for the same type of catering, aircraft on-board supplies support and related services (in general, through emails, fax or telephone consultation with at least two independent third parties to obtain the price and terms offered for catering, aircraft on-board supplies support and related services).

LETTER FROM THE BOARD

The pricing and/or fee scale for the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company to the Company shall not be higher than those offered by Eastern Air Catering Company to independent third parties at such time in the ordinary and normal course of business for the same type of catering, aircraft on-board supplies support and related services.

The Company shall assess the status of completion of the catering, aircraft on-board supplies support and related services provided by Eastern Air Catering Company during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

Method of settlement

The payment for the catering, aircraft on-board supplies support and related services shall be settled periodically according to the method agreed in the specific business contracts between the parties, including but not limited to the matters such as settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment.

Generally, the service fees for catering, aircraft on-board supplies support and related services will be settled on a monthly basis in arrears according to the actual usage of the Company and the unit price of each type of food and services. The Company will settle the payment with Eastern Air Catering Entities the service fees via bank transfer within ninety (90) days upon having received and confirmed the payment notice and VAT special invoice issued by Eastern Air Catering Entities.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee under the Catering and Aircraft On-board Supplies Support Agreement, the Company shall pay rentals directly to Eastern Air Catering Entities, and the payment of rentals by the Company to Eastern Air Catering Entities shall be deemed to have fulfilled the payment obligations. The Company shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

In respect of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor under the Catering and Aircraft On-board Supplies Support Agreement, Eastern Air Catering Entities shall pay rentals directly to the Company, and the payment of rentals by Eastern    Air Catering Entities to the Company shall be deemed to have fulfilled the payment obligations. Eastern Air Catering Entities shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs.

LETTER FROM THE BOARD

3.	HISTORICAL AMOUNTS AND PROPOSED ANNUAL CAPS I

Historical amounts

For the two years ended 31 December 2018 and 2019 and the six months ended 30 June 2020, the aggregate historical amounts of the service fees paid by the Group under the catering and related services continuing connected transactions with Eastern Air Catering Entities were RMB1,316,657,000, RMB1,471,415,000 and RMB258,454,000, respectively.

For the six months ended 30 June 2020, the aggregate historical amounts of the service fees received by the Group under the catering and related services continuing connected transactions with Eastern Air Catering Entities (i.e. the property leasing services with the Company as the lessor) were RMB9,012,000.

Proposed Annual Caps I and basis

(1)	Existing Catering Services and Related Services Agreement

For the three years ending 31 December 2020, 2021 and 2022, the annual caps for each of the services under the Existing Catering Services and Related Services Agreement are set out below. Such annual caps have been approved by the Independent Shareholders at the extraordinary general meeting of the Company held on 31 December 2019.

	(Unit: RMB’000)
	Existing annual caps for the year ending
	2020.12.31	2021.12.31	2022.12.31
Transaction item(s)
Expenditure item(s):
Catering related services	2,000,000	2,300,000	2,600,000
Income item(s):
Property leasing services
— the Company as the lessor	80,000	90,000	100,000

LETTER FROM THE BOARD

(2)	Catering and Aircraft On-board Supplies Support Agreement

For the three years ending 31 December 2021, 2022 and 2023, the Proposed Annual Caps I for each of the services under the Catering and Aircraft On-board Supplies Support Agreement are set out below:

	(Unit: RMB’000)
	Proposed annual caps for the year ending
	2021.12.31	2022.12.31	2023.12.31
Transaction item(s)
Expenditure item(s):
Catering related services and aircraft on-board supplies support related services	4,310,000	4,840,000	5,430,000
Property leasing services — the Company as the lessee (annual rent)	8,000	8,000	8,000
Property leasing services — the Company as the lessee (right-of-use assets)	190,000	190,000	190,000
Income item(s):
Property leasing services — the Company as the lessor	90,000	100,000	110,000

The Proposed Annual Caps I under the Catering and Aircraft On-board Supplies Support Agreement aim to cover the transactions for (i) the provision of catering and related services provided by Eastern Air Catering Company as an extension of the Existing Catering Services and Related Services Agreement; (ii) the catering and related services originally procured by the Company directly from independent third parties in the past, which will be provided by Eastern Air Catering Entities starting from 1 January 2021; and (iii) the aircraft on-board supplies support services originally provided by Eastern Aviation Import & Export Co., Ltd., a connected person of the Company, pursuant to an import and export services agreement (“Import and Export Services Agreement”) dated 30 August 2019, as well as aircraft on-board supplies support services originally procured by the Company directly from independent third parties in the past, all of which will be provided by Eastern Air Catering Entities starting from 1 January 2021. The Import and Export Services Agreement will no longer include the provision of aircraft on-board supplies starting from 1 January 2021.

The Proposed Annual Caps I for the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023 are determined primarily based on the following factors:

(i)

Eastern Air Catering Entities being engaged for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on- board supplies support and related services required for air transport of the Company (including those directly procured by the Company from third parties in the past) pursuant to the Catering and Aircraft On-board Supplies Support Agreement, leading to the expansion of scope of catering and aircraft on-board supplies related services provided by Eastern Air Catering Entities;

LETTER FROM THE BOARD

(ii)

the gradual year-by-year increment of the Company’s fleet size, flight volume, passenger volume and the number of ground VIP departure lounges intended to be put into operation, leading to the corresponding increase in the demand for catering and aircraft on-board supplies related services (excluding the impact of COVID-19); and

(iii)

the continuous optimisation of the standard for the catering and aircraft on-board supplies services both on-board and on-ground by the Company to improve the quality of food and beverages and aircraft on-board supplies provided, as well as the inflation of prices, leading to the corresponding increase in cost of catering and aircraft on-board supplies.

Taking into account of the factors above, for the three years ending 31 December 2021, 2022 and 2023, total service fees payable by the Company to Eastern Air Catering Entities for the catering related services and aircraft on-board supplies support related services under the Catering and Aircraft On-board Supplies Support Agreement are not expected to exceed RMB4,310,000,000, RMB4,840,000,000 and RMB5,430,000,000 respectively.

The Proposed Annual Caps I for the property leasing services with the Company as the lessee under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023 are mainly determined based on the demand of the lands and buildings of Eastern Air Catering Entities proposed to be leased by the Company in the next three years, as well as the construction progress of projects under the arrangement of offsetting rent with construction costs in Chengdu. Taking into account of the factors above, for the three years ending 31 December 2021, 2022 and 2023, the total annual rent payable by the Company to Eastern Air Catering Entities for the property leasing under the Catering and Aircraft On-board Supplies Support Agreement are not expected to exceed RMB8,000,000, RMB8,000,000 and RMB8,000,000, respectively. According to the relevant provisions of International Financial Reporting Standard 16 — Leases, the property leasing services with the Company as the lessee shall be recognised as right-of- use assets. For the three years ending 31 December 2021, 2022 and 2023, the total value of the right- of-use assets involved in the property leasing services with the Company as the lessee are not expected to exceed RMB190,000,000, RMB190,000,000 and RMB190,000,000, respectively. Such amount is calculated by a sum of (i) an upfront construction cost payable by the Company in 2021 amounting to approximately RMB112.5 million for the project in Chengdu, which comprise of different construction items determined with reference to government guided-prices and the quotations provided by independent services companies in relation to the project in Chengdu; (ii) the discounted value of the non-cancellable lease payments payable by the Group to Eastern Air Catering Entities for a total period of 30 years in relation to land investment costs which amounted to approximately RMB32.7 million for the project in Chengdu; and (iii) a 25% composite tax being applied on the total amount of (i) and (ii) above, which comprise of property tax, value-added tax, city maintenance and construction tax and stamp duty. A buffer of approximately 5% (i.e. approximately RMB8.5 million) has been added to such value of the right-of-use asset to cater for any unexpected increase in the final land investment costs to be paid to the PRC government since the negotiation is still in progress between Eastern Air Catering Entities and the local PRC government on the matter.

LETTER FROM THE BOARD

The Proposed Annual Caps I for the property leasing services with the Company as the lessor under the Catering and Aircraft On-board Supplies Support Agreement for the three years ending 31 December 2021, 2022 and 2023 are mainly determined based on the current status of the lands and buildings of the Company currently leased by Eastern Air Catering Entities and the future demands in the next three years, as well as the construction progress of projects under the arrangement of offsetting rent with construction costs in Wuhan. Taking into account of the factors above, for the three years ending 31 December 2021, 2022 and 2023, the total annual rent receivable by the Company from Eastern Air Catering Entities for the property leasing under the Catering and Aircraft On-board Supplies Support Agreement are not expected to exceed RMB90,000,000, RMB100,000,000 and RMB110,000,000, respectively.

4.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

(i)	Clarifying management responsibilities, optimising support process and enhancing operational efficiency

The continuing connected transaction project represents the optimisation of the Company’s existing support and management model of catering and aircraft on-board supplies, which is beneficial for further clarifying and delineating the respective responsibilities, rights and obligations of Eastern Air Catering Company as the supplier and the Company as the purchaser. The continuing connected transaction project and the reform of catering and aircraft on-board supplies will clarify and consolidate the functions of whole-process cross-control in the production, procurement, allocation and turnover of catering and aircraft on-board supplies by Eastern Air Catering Company, third-party suppliers of catering or aircraft on-board supplies, and various business units under the customer committee of the Company, including the cabin service department, the ground service department and the general management department, etc., and will delineate the principal responsibilities for the management of catering and aircraft on-board supplies between Eastern Air Catering Company and the customer committee of the Company in the business of catering and aircraft on-board supplies in the future. The management and control model will be optimised from “many-to-many” to “one- to-one”, which will enhance the Company’s management and operational efficiency of catering and aircraft on-board supplies.

(ii)	Centralising procurement and operations, strengthening quality supervision and management and improving passenger satisfaction

Eastern Air Catering Company will centrally procure catering and aircraft on-board supplies, and centrally operate and control the whole process of storage, allocation, preparation, recycling and cleaning. The customer management committee of the Company, as the entrusting party, will be directly in charge of budget management, standard formulation, quality supervision and customer satisfaction surveys for the business of catering and aircraft on-board supplies undertaken by Eastern Air Catering Company. The above arrangement is conducive to the Company’s centralised supervision of the source and quality of catering and aircraft on-board supplies, ensuring compliance with the Company’s technical standards and quality requirements for catering and aircraft on-board supplies to continuously optimise customer experience, and will also help the Company to quickly respond to market changes and passenger demand, meeting and guiding customer demand more efficiently and quickly to improve passenger satisfaction.

LETTER FROM THE BOARD

(iii)	Displaying professional advantages, refining cost control and enhancing passenger experience

Eastern Air Catering Company, as a company long been engaged in catering and related business, is currently one of the largest aviation catering companies in the PRC. Eastern Air Catering Company is familiar with professional information such as aviation food production technique, cost composition and industry trends. The centralised procurement of catering by Eastern Air Catering Company and the centralisation of ownership of supplies can give full play to its professional advantages and its advantages of procurement scale, increasing economies of scale and reducing procurement costs, and are beneficial for the Company to implement scientific and refined management on the traceability and inventory management of aircraft on-board supplies, especially those with high-value and high turnover, so as to reduce consumption and waste.

As such, the Directors (including the independent non-executive Directors) are of the view that the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

5.	HONG KONG LISTING RULES IMPLICATIONS

(1)	Independent Shareholders’ approval requirement

CEA Holding is the controlling Shareholder of the Company and holds 55% of the equity interest in Eastern Air Catering Company. Therefore, Eastern Air Catering Company, being a subsidiary of CEA Holding, is a connected person of the Company.

For the transactions of expenditure items under the Catering and Aircraft On-board Supplies Support Agreement (including catering related services and aircraft on-board supplies support related services, as well as the property leasing services with the Company as the lessee), as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 5% (on an aggregated basis), such transactions are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

For the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor), as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 0.1% but is less than 5%, such transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Pursuant to the relevant provisions of the Shanghai Listing Rules, the transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement are subject to the approval of the Independent Shareholders at the EGM.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are members of senior management of CEA Holding, and CEA Holding may be regarded as having a material interest in the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions. Therefore, such Directors have abstained from voting at the Board meeting convened for the purpose of such transactions. Save as disclosed above, none of the Directors have a material interest in the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions.

LETTER FROM THE BOARD

(2)	View of the Independent Financial Adviser I on the tenure of the Lease Agreements

The tenure of the Lease Agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) exceeds three years. Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged Opus Capital as the Independent Financial Adviser I to review the related Lease Agreements and to explain why the tenure of this type of agreements needs to exceed three years, and confirm that it is normal business practice for agreements of this type to be of such duration.

Pursuant to Rule 14A.52 of the Hong Kong Listing Rules, Opus Capital has formulated its opinion based on its research and analysis and its discussion with the management of the Company as follows:

(i)

in view of the fact that the Company will be incurring substantial capital expenditure to construct building and premises in Chengdu, which are purpose-built for its on-site operation, it would not be unreasonable for the Company as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for it to use the buildings for its operations;

(ii)

similarly with Eastern Air Catering Entities incurring substantial capital expenditure to construct the building and premises in Wuhan, which are purpose-built for their on-site operation, it would not be unreasonable for Eastern Air Catering Entities as the lessee to request for a longer lease term to ensure its arrangement of offsetting rent with construction costs provides an uninterrupted continuity for them to use the buildings for their operations. From the perspective of the Company as the lessor, the longer lease tenure is also reasonable to ensure its return on investment since it would be difficult to lease such purpose-built buildings to other external parties;

(iii)

like other air operators, the Group has to maintain stable and smooth operations by entering into property leases with longer terms in order to satisfy its daily airline operation needs as well as to ensure delivery of quality services to its customers;

(iv)	the long lease term of the Lease Agreements aligns with the Group’s long-term strategies and signifies the long-term cooperation commitment between both the Company and Eastern Air Catering Entities;

(v)

in considering whether it is a normal business practice for the Lease Agreements to have a duration longer than three years, Opus Capital has conducted research, on a best effort basis, on property lease transactions undertaken by companies listed on the Stock Exchange. In the course of its review, it is noted that the terms of the lease agreements of the lease comparables in general have a duration of longer than ten years; and

(vi)	the 30-year tenure of the Lease Agreements is a normal commercial term of a transaction of this nature and it is normal business practice for an agreement of this type to be of such duration.

Having considered the factors set out above, Opus Capital is of the view that the lease tenure of the Lease Agreements, which is longer than three years, is required and it is normal business practice for agreements of this type to be of such duration.

LETTER FROM THE BOARD

C.	CONTINUING CONNECTED TRANSACTIONS IN RELATION TO ADJUSTMENTS TO THE PASSENGER AIRCRAFT BELLYHOLD SPACE CONTRACTUAL OPERATION PROPOSAL AND RELATED ANNUAL CAPS

1.	BACKGROUND

(I)	The background of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions

In 2016, after the Company transferred its 100% equity interest in Eastern Logistics to a wholly-owned subsidiary of CEA Holding (the controlling shareholder of the Company), there has been a business competition between the passenger aircraft Bellyhold Space business operated by the Company and the all-cargo aircraft cargo business operated by China Cargo Airlines, the holding subsidiary under Eastern Logistics.

To address the abovementioned Business Competition, while enabling the Company to focus more on operating and developing its air passenger transportation business, upon consideration and approval of the Shareholders at the Company’s second extraordinary general meeting in 2018, the Company and China Cargo Airlines entered into the Original Contractual Operation Agreement and Original Operation Cost Agreement (the “Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements”), and the Company gave China Cargo Airlines a long term contractual operation to operate and manage its Passenger Aircraft Bellyhold Space Cargo Business with independence and autonomy from April 2018 (the “Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions” or “Original Passenger Aircraft Bellyhold Space Contractual Proposal”). The Company collects a contractual fee from China Cargo Airlines and pays an operation fee to China Cargo Airlines.

For further details, please refer to the announcement of the Company dated 1 March 2018 and the circular dated 13 March 2018.

(II)	Principal contents of and reasons for the adjustment from the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions to the exclusive operation transaction

1.	To clarify the coverage of the transactions

Since the outbreak of COVID-19 at the beginning of 2020, due to COVID-19 related prevention and control policies and the significant decrease in demand for passenger transportation, the effect on Bellyhold Space transportation capacity was relatively significant. To address the impact of COVID-19, apart from allowing China Cargo Airlines to commence delivering cargo by managing the conventional passenger aircraft Bellyhold Space contractual operations, the Company adopted the “Passenger-to-Cargo Conversion” structure to complement and enhance air cargo transport capacity. China Cargo Airlines is specifically responsible for the external operations of the Passenger Aircraft Cargo Business under unconventional circumstances. As a means of temporarily enhancing air cargo transport capacity under extraordinary circumstances, the Company is required to further clarify the business scope and pricing methods under unconventional circumstances such as “Passenger-to-Cargo Conversion”.

LETTER FROM THE BOARD

Under the exclusive operation proposal for Passenger Aircraft Cargo Business, including conventional Passenger Aircraft Cargo Business (i.e., passenger aircraft Bellyhold Space cargo transport) and unconventional Passenger Aircraft Cargo Business (i.e., providing passenger aircraft cargo services through methods other than passenger aircraft Bellyhold Space, which normally refers to temporary Passenger Aircraft Cargo Businesses such as “Passenger-to-Cargo Conversion), the pricing methods of transportation service fees under different circumstances are well-defined; the transaction terms are more defined and clear; and business coverage is more complete. The exclusive operation proposal for Passenger Aircraft Cargo Business will be applicable to any future force majeure events such as a pandemic.

2.	Adjustments to the pricing methods of the transactions

Under the Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal, the contractual fee collected by the Company from China Cargo Airlines firstly arrives at a base price filed to state-owned assets supervisory authorities, which is determined by the evaluation agency engaged by the Company based on the evaluation conducted in the fourth quarter of every year on the historical operation results and the forecasted Bellyhold Space revenue for the coming year with reference to the flight plans for the coming year. The contractual fee will then be shared and borne by both parties in accordance with the adjustment mechanisms based on the audited difference between the actual operation results and evaluated base price within three months after the end of each financial year. Due to the deviation in executing passenger aircraft flight planning and the uncertainty of the fluctuating cargo industry, there are certain limitations to the evaluation- based pricing mechanism adopted in the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions. In particular, changes to the external environment such as COVID-19 have had a relatively material impact on Company’s engagement in flight plans, transport capacity and transport price levels, which remains largely uncertain in the future. If the base price of the contractual operation fee is continuously determined by such evaluation method, there may be a material discrepancy between the evaluation results and the actual operation conditions.

Under the exclusive operation proposal for Passenger Aircraft Cargo Business, the Company collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates. Under conventional circumstances, the transportation service fee is based on the passenger aircraft Bellyhold Space’s actual operating revenue, and is determined by taking into account the actual operating cost, incentives and restrictive mechanisms. Under unconventional circumstances, the transportation service fee is based on the actual operating revenue passenger aircraft’s cargo transport, and determined by taking into account the actual operating cost and reasonable profit margin. Under different circumstances, business fee rates in the pricing formulas are based on the operating cost rates of Passenger Aircraft Cargo Business, while separately taking into account the average growth rate of revenue in the same industry’s cargo transport business and the average profit level of the same industry, and are fair, reasonable and in line with market practices.

LETTER FROM THE BOARD

3.	Optimize the settlement of transactions

Under the Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal, the Company collects a contractual fee from China Cargo Airlines and pays an operation fee to China Cargo Airlines. Upon the negotiation by both parties, under the exclusive operation proposal for Passenger Aircraft Cargo Business, the Company collects a transportation service fee based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates, and no longer pays operation fees directly. The transactions have been adjusted from bilateral to unilateral, and the settlement is thus optimized and in line with market practices.

2.	AGREEMENT FOR THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS CONTINUING CONNECTED TRANSACTIONS

The principal terms of the Exclusive Operation Agreement are set out below:

Date:	29 September 2020

Parties:	the Company (as owner); and
China Cargo Airlines (as contractor)

Exclusive operation term:	from 1 January 2020 to 31 December 2032.

Once the exclusive operation term expires, both parties may negotiate continuing the transactions and enter into a new agreement. If both parties cannot reach a new agreement by such time, unless the Exclusive Operation Agreement is terminated by the consent of both parties, as long as the Company and Eastern Logistics are both listed companies on a stock exchange within or outside the PRC, and CEA Holding is the de facto controller of Eastern Logistics and China Cargo Airlines, subject to further applicable requirements under Chapter 14A of the Hong Kong Listing Rules, both parties shall continue to implement the terms set out in the Exclusive Operation Agreement. The Company will take all reasonable steps to comply with the requirements under Chapter 14A of the Hong Kong Listing Rules in this regard.

As the exclusive operation term is more than three years, according to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser II to review the Exclusive Operation Agreement. The Independent Financial Adviser II’s opinions are set out in the “Letter from the Independent Financial Adviser II” in this circular. For details, please refer to sub-section headed “5. IMPLICATIONS UNDER THE HONG KONG LISTING RULES — 2. Term of the Exclusive Operation Agreement” under this section in this letter from the Board.

LETTER FROM THE BOARD

Scope and responsibilities relating to exclusive operation of cargo business:	During the exclusive operation term, China Cargo Airlines will exclusively operate the Company’s Passenger Aircraft Cargo Business, including but not limited to the following:

(i) China Cargo Airlines shall exclusively purchase the Company’s passenger aircraft cargo services, and independently engage in the operation of Passenger Aircraft Cargo Business under its own name;

(ii)  China Cargo Airlines shall enter into cargo agreements with external parties as the contracting carrier, and the Company accepts China Cargo Airlines’ entrustment to be responsible for completing air transportation service as the actual carrier;

(iii)  China Cargo Airlines shall exclusively enjoy the Company’s Passenger Aircraft Cargo Business space-sale right, pricing right and engage in businesses such as settlement, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Passenger Aircraft Cargo Business; and

(iv) China Cargo Airlines shall undertake the overall responsibilities for transporting cargo as the carrier to the consignors with respect to the cargo which are transported by the Company’s passenger aircraft. During the period of exclusive operation, China Cargo Airlines shall, with respect to the Company’s Passenger Aircraft Cargo Business, conduct independent financial accounting, pay tax in compliance with applicable laws, and independently operate and bear the results of operations.

Both parties agree that while China Cargo Airlines exclusively operates the Company’s Passenger Aircraft Cargo Business in accordance with the provisions of the preceding paragraph, the Company shall nonetheless undertake to provide air transportation from the departure port to the destination port and necessary airport ground support for the cargo delivered by China Cargo Airlines (for the avoidance of doubt, unless otherwise agreed by both parties, such support shall include but are not limited to security checks, loading and unloading machines, airport apron connection, airport cargo operations and other necessary airport ground support), and bear the corresponding safety responsibilities.

LETTER FROM THE BOARD

Basis of pricing:	The Company collects a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee shall be determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates. The specific formulas are as follows:

Transportation service fee = actual income from Passenger Aircraft Cargo Business × (1 – business fee rates)

Passenger Aircraft Cargo Business refers to the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (including but not limited to sales, pricing and settlement of aircraft cargo space) comprising:

(1) conventional business: the provision of cargo services in Bellyhold Space under conventional circumstances; and

(2)   unconventional business: the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances. Passenger-to-Cargo Conversion means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft.

Different calculation basis for the transportation service fees to be received by the Company from China Cargo Airlines shall be applied to conventional business and unconventional business respectively.

LETTER FROM THE BOARD

Conventional Business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the above- mentioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = actual income from Passenger Aircraft Bellyhold Space Cargo Business × (1 – conventional business fee rate)

Conventional business fee rate = operating cost rate + (revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year – average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year) × 50%

Of which:

a)  Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

b)  Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year.

LETTER FROM THE BOARD

c)  Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

The gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines = (actual income from Passenger Aircraft Bellyhold Space Cargo Business – transportation service fee) ÷ actual income from Passenger Aircraft Bellyhold Space Cargo Business

In case the revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year is the same as the average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year, the gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines equals to operating cost rate. The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under conventional business shall be determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rates.

LETTER FROM THE BOARD

The Board considers that the pricing basis for the transportation service fee under the conventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the conventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rate. The conventional business fee rate is determined based on the operating cost rate, in accordance with independent market principle, taking into account the average revenue growth rate of cargo business in the same industry, which provides a reasonable basis.

(2)   Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Bellyhold Space Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. Such pricing basis is able to encourage China Cargo Airlines to optimize resources allocation and boost up their business performance.

Unconventional Business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s unconventional Passenger Aircraft Cargo Business such as “Passenger-to-Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = the actual revenue of unconventional cargo transport of passenger aircraft × (1 – unconventional business fee rate)

Unconventional business fee rate = operating cost rate × (1 + reasonable profit margin)

LETTER FROM THE BOARD

Of which:

a)  Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

b) Reasonable profit margin is the arithmetic average of the averaged profit margin of the Three Major Airlines for the latest three prior accounting years.

Both parties shall jointly designate an accounting firm with business qualifications at the end of each accounting year to conduct specific auditing and issue an official audit report on the actual incurred revenue of the Company’s Passenger Aircraft Cargo Business exclusively operated by China Cargo Airlines for the previous year, and implement agreed procedures for the operation fees of each of the previous three years, and to issue an agreed report (to determine next year’s operating cost rate). Both parties shall sign a confirmation in writing for the operating cost rate and business fee rate arrived at by the agreed calculation according to this term.

The gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines = (actual revenue of unconventional cargo transport of passenger aircraft – transportation service fee) ÷ actual revenue of unconventional cargo transport of passenger aircraft = operating cost rate × (1 + reasonable profit margin)

LETTER FROM THE BOARD

The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under unconventional business shall be determined based on the actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the unconventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the unconventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rate. The unconventional business fee rate is determined based on the operating cost rate, taking into account the reasonable profit margin of cargo business in the same industry, which provides a reasonable basis.

(2)   Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passenger and (ii) the Passenger-to-Cargo Conversion approach that helps utilize the empty spaces by converting passenger aircrafts into cargo aircrafts, the above-mentioned situation is a temporary measure due to force majeure clauses, and therefore, there is no relevant historical data available to be taken as a reference for calculation of revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-to-Cargo Conversion are unobtainable, basing average net profit ratio of the Three Major Airlines on the transportation service fee represents that the industry prospect, implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business.

Payment arrangement:	China Cargo Airlines shall pay the transportation service fee on a monthly basis, and the amount payable monthly shall be calculated with the actual revenue of cargo transport generated by China Cargo Airlines in the month minus operating costs, which shall be settled and paid by China Cargo Airlines in the following month.

LETTER FROM THE BOARD

Within three months after the end of each accounting year, both parties shall calculate the annual total transportation service fees of that year as agreed in the Exclusive Operation Agreement and conduct yearend settlement, which is to either refund the surplus or to pay the shortfall if there is any difference between the annual total of transportation service fees and the sum of transportation service fees actually paid on a monthly basis by China Cargo Airlines in that year.

Alignment with the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions:	Both parties agreed that the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement shall be terminated immediately after the Exclusive Operation Agreement has taken effect. For the Passenger Aircraft Cargo Business already performed by both parties according to the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement in 2020, both parties agreed that corresponding adjustments shall be conducted according to agreed implementation principles in the Exclusive Operation Agreement, which was deemed to have become effective on 1 January 2020.

Conditions precedent:	The Exclusive Operation Agreement will become effective after execution by the legal representative or authorized representative of each party, the affixing of official seal of each party as well as the approval in shareholders meetings of the Company and China Cargo Airlines.

Non-competition undertaking:	As a condition of agreeing to the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines, the Company undertook that, effective from the date of the Exclusive Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Exclusive Operation Agreement, except for performing the relevant obligations involved in the Exclusive Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition.

LETTER FROM THE BOARD

As part of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Please refer to the circular of the Company to the Shareholders dated 13 March 2018. As part of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the non-competition undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

3.	HISTORICAL AMOUNTS AND PROPOSED ANNUAL CAPS II

Proposed caps and execution status of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transaction for each of the years ended 2018 to 2020

					(Unit: RMB’000)
		For the financial year ended
Transaction Event	2018.12.31		2019.12.31		2020.12.31	2020.6.30
	Proposed	Actual	Proposed	Actual	Proposed	Actual
	Caps	Amount	Caps	Amount	Caps	Amount
the contractual fee payable by China Cargo Airlines to the Company under the Original Contractual Operation Agreement	3,000,000	2,795,270	4,000,000	3,825,804	4,500,000	2,614,865
						(Note	)
the operation cost payable by the Company to China Cargo Airlines under the Original Operating Cost Agreement	265,000	245,885	353,000	310,273	400,000	188,296
						(Note	)

Note:

(i)

For the six months ended 30 June 2020, the actual amount incurred for the Bellyhold Space contractual operation service included contractual fees payable and operating cost payable for executing conventional and unconventional passenger flights.

(ii)

For the six months ended 30 June 2020, the amount of transportation service fee to be received by the Company from China Cargo Airlines for conventional business and unconventional business based on the new pricing basis under the Exclusive Operation Agreement is slightly higher than the net amount calculated based on the previous pricing basis under the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements, representing an increase of not more than 5%.

The Company confirms that the actual transaction amounts for the continuing connected transactions under the Original Contractual Operation Agreement and the Original Operation Cost Agreement from 1 January 2020 up to the Latest Practicable Date did not exceed their respective existing annuals caps, and the Company does not expect that the actual transaction amounts of such transactions will exceed their respective existing annual caps from 1 January 2020 up to the date of the EGM for the approval of the Exclusive Operation Agreement.

LETTER FROM THE BOARD

After the Exclusive Operation Agreement has taken effect, the Original Bellyhold Space Contractual Operation Agreements will be immediately terminated. Adjustments will be made to the annual caps for the continuing connected transactions of the Bellyhold Space contractual operation proposed by the Company for each of the three years ending 31 December 2020, 2021 and 2022. Based on the Exclusive Operation Agreement, the Company re-estimated the annual caps for the connected transactions of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022.

Proposed Annual Caps II and basis

Based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, after consolidating the historical revenue and expense data in Bellyhold Space and comprehensively considering conditions including prospects of the future cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and “Passenger-to-Cargo Conversion”, the Company proposed the following annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022:

	(Unit: RMB’000)
	Proposed annual caps for the financial year ending
Transaction Event	2020.12.31	2021.12.31	2022.12.31
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,900,000	5,000,000	5,200,000

The Proposed Annual Caps II for the three years ending 31 December 2020, 2021 and 2022 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(1)

The Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the three years ending 31 December 2020, 2021 and 2022: (a) with reference to the historical amounts for the period from 1 April to 31 December 2018 and the year ended 31 December 2019 for the contractual fees paid by China Cargo Airlines to the Company under the Original Contractual Operation Agreement and the operation costs paid by the Company to China Cargo Airlines under the Original Operation Cost Agreement, and (b) after taking into account the estimated continuous growth in demand for aviation cargo business.

LETTER FROM THE BOARD

(2)

The Company estimated the income from the Passenger Aircraft Cargo Business for conventional business and unconventional business respectively for the three years ending 31 December 2020, 2021 and 2022 with reference to the factors that: (a) according to the data released by the IATA, the global civil aviation operation is expected to recover in 2024 to the same level in 2019. Taking into account the impact of the outbreak of COVID-19, the Company estimated that for the three years ending 31 December 2020, 2021 and 2022 it would be necessary to provide capacity for unconventional business for the Passenger Aircraft Cargo Business in addition to the conventional business, and (b) along with the gradual recovery in global civil aviation operation, for the three years ending 31 December 2020, 2021 and 2022, conventional passenger aircraft cargo capacity is expected to increase year by year, while unconventional passenger aircraft cargo capacity is expected to decrease year by year.

(3)

The Company estimated the conventional business fee rates for the three years ending 31 December 2020, 2021 and 2022 with reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years, and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines. The Company estimated the unconventional business fee rates for the three years ending 31 December 2020, 2021 and 2022 with reference to: (a) the aforesaid historical average operating cost rate, and (b) the historical figures in the past three years of average profit margin of the Three Major Airlines.

4.	REASONS FOR AND BENEFITS OF THE TRANSACTIONS

(I)	To optimize the pricing methods of the transactions and to solve the limitations of the evaluation methods of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions

Adopting the evaluation value as the basis of pricing for the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions was incapable of dealing with the material and adverse impacts of abnormal and volatile fluctuations such as COVID-19. In addition, no specific response mechanism had been agreed to in the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions agreement on how to handle such events. Under the exclusive operation proposal for Passenger Aircraft Cargo Business, the transportation service fee of the Passenger Aircraft Cargo Business under conventional circumstances is determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates. Meanwhile, the pricing model of Passenger Aircraft Cargo Business under unconventional force majeure circumstances has also been agreed to, thereby effectively solving the problems of the Passenger Aircraft Cargo Business caused by the significant impact of COVID-19 since early 2020.

LETTER FROM THE BOARD

(II)	The pricing of the exclusive operation transaction of the Passenger Aircraft Cargo Business is fairer and more reasonable

In the exclusive operation transaction of Passenger Aircraft Cargo Business, using the income growth rate as the incentive and binding standard is in line with market practice under conventional circumstances. In determining the pricing transportation service fees, the Company considered the average growth rate of comparable companies’ Passenger Aircraft Cargo Business within the same industry — an indication of fair pricing under continuing connected transactions. Additionally, using the 50% difference of China Cargo Airlines’ annual growth rate that exceeds the average of the Three Major Airlines as the incentive indicator, and the 50% difference of China Cargo Airlines’ growth rate that is below the average of the Three Major Airlines as the restrictive indicator, to encourage China Cargo Airlines to improve its Passenger Aircraft Cargo Business capacity, thereby enhancing the Company’s passenger aircraft cargo operation efficiency, provides a reasonable basis.

In the exclusive operation transaction of Passenger Aircraft Cargo Business, considering there are no comparable historical figures for the Passenger Aircraft Cargo Business under unconventional circumstances, the annual growth rate of the Three Major Airlines’ unconventional business revenue is difficult to obtain. As such, the business fee rate under unconventional circumstances uses the operating cost rate as basis, while using average profit margin of the Three Major Airlines over the past three fiscal years as the reasonable profit rate, which also ensures fairness and reasonableness.

The actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are confirmed in the report prepared and issued by the qualified accounting firm jointly appointed by the Company and China Cargo Airlines. As the actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are calculated and adjusted per annum during the implementation years of the exclusive operation transaction of Passenger Aircraft Cargo Business, the fairness and independence of the transaction are ensured.

5.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

1.	Independent Shareholders’ Approval Requirements

As at the Latest Practicable Date, China Cargo Airlines is the non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Annual Caps II for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps II are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

Pursuant to the relevant requirements of the Shanghai Listing Rules, the daily transactions in relation to exclusive operation of Passenger Aircraft Cargo Business shall be subject to Independent Shareholders’ approval.

LETTER FROM THE BOARD

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are senior management of CEA Holding, and CEA Holding may be regarded as having a material interest in the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened to approve the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II. Save as disclosed above, none of the Directors has a material interest in the Exclusive Operation Agreement or the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

2.	Term for the Exclusive Operation Agreement

As the period for the Exclusive Operation Agreement exceeds three years, pursuant to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser II to review the Exclusive Operation Agreement. Details of the Independent Financial Adviser II’s opinions will be set out in the “Letter from the Independent Financial Adviser II” in this circular.

Having considered the terms of the Exclusive Operation Agreement and the advice of the Independent Financial Adviser II and taken into account the principal factors considered by the Independent Financial Adviser II, the Board is of the view that a continuous and longer term for the Exclusive Operation Agreement is reasonable and beneficial to the Company in the following aspects:

(1)

There is Business Competition between the Passenger Aircraft Cargo Business operated by the Company and the all-cargo aircraft cargo business operated by China Cargo Airlines. Therefore, a longer period for the term of the exclusive operation is required for solving further Business Competition;

(2)

The implementation of a professionalized operation for the Passenger Aircraft Cargo Business by China Cargo Airlines will fully utilize the synergy of the transport capacity of the all-cargo aircraft and the passenger aircraft cargo transport operated by China Cargo Airlines, as well as the synergy of the cargo business and warehousing business chains, thereby enabling the Company to achieve a long term and steady growth of income generated from the Passenger Aircraft Cargo Business;

(3)

Taking into account the heavy investment and long payment period of the logistics and cargo business, based on market principles, a longer term for the exclusive operation is beneficial for Eastern Logistics and China Cargo Airlines to continue to steadily invest in human and material resources, engage in professional personnel recruitment, professional personnel training, airport cargo storage, purchase of cargo-specific equipment, investment in information technology, and to focus on business operations.

LETTER FROM THE BOARD

D.	INTERNAL CONTROL PROCEDURES

To ensure the Company’s conformity with the terms of the Catering and Aircraft On-board Supplies Support Agreement and the Exclusive Operation Agreement under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and the independent non-executive Directors on a quarterly basis. The finance department of the Company shall supervise the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement and Exclusive Operation Agreement to ensure that they are entered into: (i) in accordance with the review and evaluation procedures set out in this circular and the terms of the continuing connected transactions agreements under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the continuing connected transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(2)

The independent non-executive Directors shall review and will continue to review the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement and Exclusive Operation Agreement to ensure that they have been entered into on normal commercial terms or better, and according to the continuing connected transactions agreements on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(3)

In the event that the total amounts of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions exceed the Proposed Annual Caps II, or that there is any material amendment to the terms of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the Company shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transactions.

(4)

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company will engage external auditors to issue a letter on the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

The Directors are of the view that the above procedures can ensure that the continuing connected transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement and Exclusive Operation Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders.

LETTER FROM THE BOARD

E.	GENERAL INFORMATION

(1)	Information in relation to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

(2)	Information in relation to CEA Holding

CEA Holding is a wholly PRC state-owned enterprise and is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

(3)	Information in relation to Eastern Air Catering Company

Eastern Air Catering Company is owned as to 55% and 45% by CEA Holding and the Company, respectively. Eastern Air Catering Company is a holding company, and its subsidiaries are mainly engaged in the business of providing catering and related services for airline companies, and have established operation centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing.

(4)	Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail delivery services.

F.	EGM

The EGM will be convened at 9:30 a.m. on Wednesday, 18 November 2020 to consider, and if thought fit, approve, among others, the resolutions regarding (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps II.

The Independent Board Committee has been established to advise the Independent Shareholders in respect of (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps II.

Opus Capital, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, has been appointed by the Company as the independent financial adviser to advise (i) the Independent Board Committee and the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Board in respect of the opinion required pursuant to Rule 14A.52 of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

Octal Capital, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, has been appointed by the Company as the independent financial adviser to the Independent Board Committee and Independent Shareholders on (a) the duration of the Exclusive Operation Agreement; and (b) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II.

The resolutions will be taken on a poll as required under Rule 14A.36 of the Hong Kong Listing Rules. Details of the EGM and the resolutions to be proposed at the EGM are set out in the “Notice of 2020 First Extraordinary General Meeting” despatched to the Shareholders on 29 September 2020 by the Company.

G.	VOTING

As at the Latest Practicable Date, CEA Holding directly and indirectly held 5,530,240,000 A shares and 2,626,240,000 H shares of the Company, representing in aggregate approximately 49.80% of the issued share capital of the Company and therefore CEA Holding and its associate(s), if any, are connected persons of the Company. Accordingly, CEA Holding and its associate(s) (i.e. CES Finance and CES Global) will, at the EGM, abstain from voting on the ordinary resolutions approving (i) the Catering and Aircraft On- board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II. To the extent that the Company is aware having made all reasonable enquiries, as at the Latest Practicable Date:

(i)	there was no voting trust or other agreement, arrangement or understanding (other than an outright sale) entered into by or binding upon CEA Holding, CES Finance or CES Global;

(ii)

none of CEA Holding, CES Finance or CES Global was subject to any obligation or entitlement whereby they had or might have temporarily or permanently passed control over the exercise of the voting rights in respect of their respective shares in the Company to a third party, whether generally or on a case-by-case basis; and

(iii)

it was not expected that there would be any discrepancy between each of CEA Holding’s, CES Finance’s and CES Global’s beneficial shareholding interest in the Company as disclosed in this circular and the number of shares in the Company in respect of which each of them would control or would be entitled to exercise control over the voting right at the EGM.

H.	RECOMMENDATIONS

Your attention is drawn to the letter from the Independent Board Committee set out on pages 37 to 38 of this circular which contains its recommendation to the Independent Shareholders, and the letters of advice from the Independent Financial Adviser I and Independent Financial Adviser II set out on pages 39 to 60 and pages 61 to 82, respectively, of this circular containing their advice to the Independent Board Committee and the Independent Shareholders. The Independent Shareholders are advised to read the aforesaid letters before deciding as to how to vote on the resolutions approving (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, and the Proposed Annual Caps II.

LETTER FROM THE BOARD

Having taken into account the factors as disclosed in the sections headed “Reasons for and benefits of the transactions” above, the Directors (including the independent non-executive Directors) are of the view that (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and (ii) the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, the Board recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and Proposed Annual Caps II.

I.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(A joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock code: 00670)

30 October 2020

To the Independent Shareholders

Dear Sir or Madam,

(1) CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE CATERING AND

AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

AND

(2) CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENTS TO THE PASSENGER AIRCRAFT BELLYHOLD SPACE

CONTRACTUAL OPERATION PROPOSAL AND RELATED ANNUAL CAPS

We refer to the circular dated 30 October 2020 (the “Circular”) to the Shareholders of which this letter forms part. Unless otherwise specified, terms defined in the Circular shall have the same meaning in this letter.

We have been appointed as members of the Independent Board Committee to advise the Independent Shareholders on (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; Opus Capital has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard; and (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II; Octal Capital has been appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in this regard.

Your attention is drawn to:

(a)

the letter from the Board set out on pages 5 to 36 of this Circular which contains information about the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions;

(b)

the letters from each of the Independent Financial Adviser I and Independent Financial Adviser II set out on pages 39 to 82 of this circular which contain their advice to the Independent Board Committee and the Independent Shareholders; and

(c)	additional information set out in the appendix to this Circular.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Having considered the terms of the Catering and Aircraft On-board Supplies Support Agreement, the transactions contemplated thereunder as well as the Proposed Annual Caps I, the advice and recommendations of the Independent Financial Adviser I and taken into account the principal factors and reasons considered by the Independent Financial Adviser I, we are of the view that the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Additionally, having considered the terms of the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the Proposed Annual Caps II, the advice and recommendations of the Independent Financial Adviser II and taken into account the principal factors and reasons considered by the Independent Financial Adviser II, we are also of the view that the Exclusive Operation Agreement and the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Accordingly, we recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM to approve (i) the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I; (ii) the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II.

Yours faithfully,
Lin Wanli Shao Ruiqing Cai Hongping Dong Xuebo
Independent Board Committee

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

Set out below is the text of a letter received from Opus Capital, the Independent Financial Adviser I to the Independent Board Committee and the Independent Shareholders in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions for the purpose of inclusion in this circular.

18th Floor, Fung House 19–20 Connaught Road Central Central, Hong Kong 30 October 2020

To:	The Independent Board Committee and the Independent Shareholders of China Eastern Airlines Corporation Limited

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

IN RELATION TO THE CATERING AND

AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

INTRODUCTION

We refer to our appointment by the Company as the Independent Financial Adviser I to advise the Independent Board Committee and the Independent Shareholders in connection with the Catering and Aircraft On-board Supplies Support Agreement and the Proposed Annual Caps I, details of which are set out in the Letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 30 October 2020 (the “Circular”), of which this letter forms part. Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context requires otherwise.

THE CATERING AND AIRCRAFT ON-BOARD SUPPLIES SUPPORT AGREEMENT

Reference is made to the announcement of the Company on 28 August 2020 in relation to the Catering and Aircraft On-board Supplies Support Agreement. The Company and Eastern Air Catering Company entered into the Catering and Aircraft On-board Supplies Support Agreement to renew the Existing Catering Services and Related Services Agreement, pursuant to which (i) the Company shall engage Eastern Air Catering Entities for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services (including those directly procured by the Company from third parties in the past) required for air transport of the Company; and (ii) based on the fact that the Company provides property leasing services (including those in the mode of “offsetting rent with construction costs”) to Eastern Air Catering Entities under the Existing Catering Services and Related Services Agreement, Eastern Air Catering Entities shall provide property leasing services in the mode of “offsetting rent with construction costs” to the Company.

As at the Latest Practicable Date, CEA Holding, being the controlling Shareholder of the Company, held 55% of the equity interest in Eastern Air Catering Company. Therefore, Eastern Air Catering Company, being a subsidiary of CEA Holding, is a connected person of the Company. Accordingly, the Catering and Aircraft On-board Supplies Support Agreement and the transactions contemplated thereunder constitute continuing connected transactions for the Company under Chapter 14A of the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

For the transactions of expenditure items under the Catering and Aircraft On-board Supplies Support Agreement (including catering related services and aircraft on-board supplies support related services, as well as the property leasing services with the Company as the lessee), as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules, calculated on an annual basis exceeds 5% (on an aggregated basis), such transactions are subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under Chapter 14A of the Hong Kong Listing Rules.

For the transactions of income items under the Catering and Aircraft On-board Supplies Support Agreement (including the property leasing services with the Company as the lessor), as the highest applicable percentage ratio as defined under the Hong Kong Listing Rules calculated on an annual basis exceeds 0.1% but is less than 5%, such transactions are only subject to the reporting, announcement and annual review requirements and are exempt from the Independent Shareholders’ approval requirement under Chapter 14A of the Hong Kong Listing Rules.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing and Mr. Yuan Jun, are members of senior management of CEA Holding, and CEA Holding may be regarded as having a material interest in the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions. Therefore, they have abstained from voting at the Board meeting convened for the purpose of such transactions. Save as disclosed above, none of the Directors have a material interest in the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions.

CEA Holding and its associate(s) (i.e. CES Finance and CES Global) will abstain from voting on the ordinary resolution in relation to the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and the Proposed Annual Caps I at the EGM.

THE INDEPENDENT BOARD COMMITTEE

The Independent Board Committee, comprising all of the independent non-executive Directors, namely Mr. Lin Wanli, Mr. Shao Ruiqing, Mr. Cai Hongping and Mr. Dong Xuebo, has been established by the Company for the purpose of advising the Independent Shareholders on: (i) whether the entering into of the Catering and Aircraft On-board Supplies Support Agreement is on normal commercial terms, in the interests of the Company and the Shareholders as a whole and was entered into in the ordinary and usual course of business of the Group; (ii) whether the terms (including the Proposed Annual Caps I) are fair and reasonable so far as the Independent Shareholders are concerned; and (iii) how they should vote on the relevant resolution at the EGM. Our appointment as the Independent Financial Adviser I to the Independent Board Committee and the Independent Shareholders in this respect has been approved by the Independent Board Committee.

OUR INDEPENDENCE

As at the Latest Practicable Date, we did not have any relationship with, or interest in, the Group, CEA Holding, Eastern Air Catering Company or other parties that could reasonably be regarded as relevant to our independence. During the two years immediately prior to this letter, we have not acted as an independent financial adviser to the Company. Apart from normal independent financial advisory fees payable to us in connection with this appointment, no arrangements existed whereby we had received or will receive any fees or benefits from the Group, CEA Holding, Eastern Air Catering Company or any other parties that could reasonably be regarded as relevant to our independence. Accordingly, we consider that we are independent pursuant to Rule 13.84 of the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

BASIS OF OUR OPINION AND RECOMMENDATION

In formulating our advice and recommendation to the Independent Board Committee and the Independent Shareholders, we have reviewed, amongst other things:

(i)	the Catering and Aircraft On-board Supplies Support Agreement;

(ii)	the Existing Catering Services and Related Services Agreement;

(iii)	the Company’s annual report for the financial year ended 31 December (“FY”) 2019 (“2019 Annual Report”);

(iv)	the Company’s interim report for the six months ended 30 June (“HY”) 2020; and

(v)	other information as set out in the Circular.

We have relied on the truth, accuracy and completeness of the statements, information, opinions and representations contained or referred to in the Circular and the information and representations made to us by the Company, the Directors and the management of the Group (collectively, the “Management”). We have assumed that all information and representations contained or referred to in the Circular and provided to us by the Management, for which they are solely and wholly responsible, are true, accurate and complete in all respects and not misleading or deceptive at the time when they were provided or made and will continue to be so up to the Latest Practicable Date. Shareholders will be notified of material changes as soon as possible, if any, to the information and representations provided and made to us after the Latest Practicable Date and up to and including the date of the EGM. We have also assumed that all statements of belief, opinion, expectation and intention made by the Management in the Circular were reasonably made after due enquiries and careful consideration and there are no other facts not contained in the Circular, the omission of which make any such statement contained in the Circular misleading. We have no reason to suspect that any relevant information has been withheld, or to doubt the truth, accuracy and completeness of the information and facts contained in the Circular, or the reasonableness of the opinions expressed by the Management, which have been provided to us.

We consider that we have been provided with sufficient information to reach an informed view and to provide a reasonable basis for our opinion. However, we have not carried out any independent verification of the information provided by the Management, nor have we conducted any independent investigation into the business, financial conditions and affairs of the Group or its future prospects.

The Directors jointly and severally accept full responsibility for the accuracy of the information disclosed and confirm, having made all reasonable enquiries that to the best of their knowledge and belief, there are no other facts not contained in this letter, the omission of which would make any statement herein misleading.

This letter is issued to the Independent Board Committee and the Independent Shareholders solely in connection for their consideration of the terms of the Catering and Aircraft On-board Supplies Support Agreement and the Proposed Annual Caps I, and except for its inclusion in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose without our prior written consent.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Catering and Aircraft On-board Supplies Support Agreement and the Proposed Annual Caps I, we have taken into consideration the following principal factors and reasons:

1.	Information of the Group

The Group is principally engaged in the operation of civil aviation, including the provision of passenger, cargo, mail delivery, tour operations and other extended transportation services.

2.	Information of CEA Holding and Eastern Air Catering Company

CEA Holding is a wholly PRC state-owned enterprise. It is principally engaged in managing all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested enterprises.

Eastern Air Catering Company is the holding company whose subsidiaries are principally engaged in the business of providing catering and related services for airline companies, and have established operating centres at various airports located in Yunnan, Shaanxi, Shandong, Jiangsu, Hubei, Zhejiang, Jiangxi, Anhui, Gansu, Hebei, Shanghai, Chengdu and Beijing. It is owned as to 55% and 45% by CEA Holding and the Company, respectively.

According to an article issued by State-owned Assets Supervision and Administration Commission of the State Council on 31 March 2020, Eastern Air Catering Company has won many international accolades and its airlines meals were ranked first in the world’s top 10 most influential aircraft meals in 2018. It achieved a market share of approximately 18% and 85% in the aviation catering market of the PRC and Shanghai respectively, ranking first in both markets. Furthermore, the article paid tribute to Eastern Air Catering Company in maintaining its high standards in airline catering as it has formulated a comprehensive manual detailing uniform service standard procedures that cover brand identity and positioning, product specifications, work standards and procedures, crisis control and product development. It further stated that Eastern Air Catering Company has earned a good reputation in the aviation catering market through its professional management style and provision of impeccable and dedicated services.

3.	Principal terms of the Catering and Aircraft On-board Supplies Support Agreement

On 28 August 2020, the Company and Eastern Air Catering Company entered into the Catering and Aircraft On-board Supplies Support Agreement to renew the Existing Catering Services and Related Services Agreement.

Please refer to the paragraphs headed “Catering Services Renewal Agreement” on pages 19 to 23 of the Company’s announcement dated 30 August 2019 and the Company’s circular dated 30 September 2019 for the background and history of the Existing Catering Services and Related Services Agreement.

We note that the following major changes were made between the Catering and Aircraft On-board Supplies Support Agreement and the Existing Catering Services and Related Services Agreement:

(i)

pursuant to the Existing Catering Services and Related Services Agreement, Eastern Air Catering Entities will provide the Group with food, beverages, related tableware and the storage, recycling and other related services for food and beverages required for air transport and ground services. The Company, pursuant to the Catering and Aircraft On-board Supplies Support Agreement, will engage Eastern Air Catering Entities for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services (including those directly procured by the Company from third parties in the past) required for air transport of the Company; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

(ii)

pursuant to the Existing Catering Services and Related Services Agreement, the Company provides Eastern Air Catering Entities with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor”), that is, Eastern Air Catering Entities (as the lessee) shall lease lands and buildings owned by the Company (as the lessor), and shall construct buildings and structures on lands leased from the Company, which include the construction projects with Wuhan Eastern Airlines Konggang Food Co., Ltd.* (武漢東航空港食品有限公司).

With the Catering and Aircraft On-board Supplies Support Agreement, Eastern Air Catering Entities will provide the Company with property leasing services, mainly by way of offsetting rent with construction costs (“Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee”), that is, the Company (as the lessee) shall lease lands and buildings owned by Eastern Air Catering Entities (as the lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities, which is the construction project with Chengdu Eastern Airlines Food Co., Ltd.* (成都東方航空食品有限公司) in Chengdu Tianfu International Airport (the “Chengdu Project”).

Term

The Catering and Aircraft On-board Supplies Support Agreement shall be valid for three years commencing from 1 January 2021 until 31 December 2023. On 1 January 2021, the Existing Catering Services and Related Services Agreement shall be terminated.

For property leasing services under the Catering and Aircraft On-board Supplies Support Agreement, the Company and Eastern Air Catering Company will enter into specific written lease agreements (the “Lease Agreements”). The tenure of the Lease Agreements for property leasing services under the arrangement of offsetting rent with construction costs (including the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee and the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor) will be 30 years.

Pricing principles

(a)	For catering, aircraft on-board supplies support and related services (“Catering and On-board Supplies Services”)

The pricing and/or fee scale shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. “Market price” refers to the price determined independently by the operators via market competition. Taking into account the cost of raw materials and labour cost (if any), market price is determined in the following order:

(1)	the price charged by independent third parties at such time in the ordinary and normal course of business for such Catering and On-board Supplies Services in the area or nearby area; or

*	For illustration purpose only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

(2)	the price charged by independent third parties at such time in the ordinary and normal course of business for such Catering and On-board Supplies Services within the territory of the PRC.

The pricing and/or fee scale for the Catering and On-board Supplies Services provided by Eastern Air Catering Company to the Company shall not be higher than those offered by Eastern Air Catering Company to independent third parties at such time in the ordinary and normal course of business for the same type of Catering and On-board Supplies Services.

(b)	For property leasing services

The pricing and/or fee scale shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. For the arrangement of offsetting rent with construction costs, the annual rent and fee of the Company payable to or receivable from Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances. The annual rent and fee shall be determined based on arm’s length negotiations after taking into account the quality of services and the location of properties, and for the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

4.	Reasons for and benefits of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions

As set out in the Letter from the Board, the reasons for and benefits of the Catering and Aircraft On- board Supplies Support Continuing Connected Transactions are three-fold as follows:

(i)	to clarify management responsibilities, optimise support process and enhance operational efficiency;

(ii)	to centralise procurement and operations, strengthen quality supervision and management and improve passenger satisfaction; and

(iii)	to display professional advantages, refine cost control and enhance passenger experience.

The Company is of the view that by undertaking the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions, it will delineate the principal responsibilities for the management of catering and aircraft on-board supplies of Eastern Air Catering Company and the customer committee of the Company in the business of catering and aircraft on-board supplies in the future. Furthermore the arrangement is conducive to the Company’s centralised supervision of the source and quality of catering and aircraft on-board supplies, ensuring compliance with the Company’s technical standards and quality requirements for catering and aircraft on-board supplies to continuously optimise customer experience, and will also help the Company to quickly respond to market changes and passenger demand, meeting and guiding customer demand more efficiently and quickly to improve passenger satisfaction. Lastly the centralised procurement of catering by Eastern Air Catering Company and the centralisation of ownership of supplies can give full play to its professional advantages which is beneficial for the Company.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

The Company has added the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee as well as the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor in the Catering and Aircraft On-board Supplies Support Agreement since it was important for the Company (as the lessee) to establish a base in a site adjacent to the Chengdu Tianfu International Airport to support the flight operations whilst the lands and buildings that the Eastern Air Catering Entities leased form the Company (as the lessor) are used for the purpose of catering and aircraft on-board supplies delivery in Wuhan, the PRC, which are highly relevant to the catering support business whilst facilitate the management and control of the transactions between the parties and their respective subsidiaries.

Our comment

As stated in the 2019 Annual Report, it is the mission of the Group to focus on the continuous improvement of customer experience and take the flight punctuality rate as the standard for unified allocation and management of operating resources to improve the quality of flight operations. Through lean management, we note that the Group has continuously reduced its unit operation costs and improved the operating efficiency. The Group has also consistently strengthened the systematisation and institutional reforms to satisfy customer demands and create better operational efficiency. The Group has promoted reforms in integration of market and operational services to enhance business integration and resources allocation capabilities.

As discussed with the Management, in order to achieve the above-mentioned mission and objectives, by designating Eastern Air Catering Company as the central procurement centre for the catering and aircraft on-board supplies, and be given full operational control over the whole process of storage, allocation, preparation, recycling and cleaning, there is a clear delineation of the principal responsibilities of the management of catering and aircraft on-board supplies where Eastern Air Catering Company is the supplier and the Company as the purchaser. Furthermore it simplifies the working relationship between the various business units under the customer committee of the Company and Eastern Air Catering Company, where the management and control model is now optimised to “one-to-one” from “many-to-many” which will enhance the Group’s management and operational efficiency in catering and aircraft on-board supplies. This particular arrangement also covers Catering and On-board Supplies Services directly procured by the Company from third parties in the past where Eastern Air Catering Company will now take over the role from the Company and be the liaison party with the third party suppliers instead. This will enable the Group to better utilise its resources and focus its attention towards customers’ experience and service quality enhancement. Such operational efficiency will in turn translate to an improvement in the quality of flight operations.

We agree with the Management that Eastern Air Catering Company will be able to achieve economies of scale through central procurement that will reduce procurement costs. This also helps the Company to implement scientific and refined management on the traceability and inventory management of aircraft on-board supplies, especially those items with high-value and high-turnover, so as to reduce consumption and waste, which will result in a “win-win” situation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

The Company also acknowledged that Eastern Air Catering Company has a long and established history in catering and related business and is currently one of the largest aviation catering companies in the PRC. With the global recognition after winning international awards and being one of the market leaders in the aviation catering industry, Eastern Air Catering Company is poised to be the ideal partner for the Company in providing Catering and On-board Supplies Services since they have the professional knowledge in terms of aviation food production technique, cost composition and industry trends. Furthermore Eastern Air Catering Company has been providing Catering and On- board Supplies Services to the Group for over 15 years, and has a good understanding of the Group’s culture and operation. The familiarity with the Group’s ground and flight operations will enable Eastern Air Catering Company to provide swift and high-quality catering services as well as aircraft on-board supplies and related services in response to requirements, normal or special, as may be specified from time to time by the relevant member(s) of the Group to accommodate its day-to-day airline and ground operations needs and to cater for its different flight schedules. Furthermore the various operating centres of Eastern Air Catering Company are equipped with advanced facilities and required infrastructure for the provision of catering and related services, and are believed to be able to provide reliable and efficient services. In addition, customers’ experience will be further enhanced to achieve total customer satisfaction through the provision of consistently high quality of aviation food supplied by Eastern Air Catering Company.

With respect to the inclusion of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee as well as the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessor in the Catering and Aircraft On-board Supplies Support Agreement, we note that it is essential for the Company to establish a base at a site near to Chengdu Tianfu International Airport to support the production and operation of flights to ensure efficiency of operation support to avoid flight delays as a result of flight maintenance, therefore proper coordination is crucial. Since the only available piece of land for production and construction that meets the location requirement of the Company for establishing a base is a certain area of land owned by Eastern Air Catering Entities, it is only reasonable to expect the Company to construct its purpose- built buildings and structure that can specifically meet the requirements and offset the rent to be payable by the Company (as lessee) to Eastern Air Catering Entities (as lessor) with the construction costs fully borne by the Company, since the ownership of such buildings and structures belongs to Eastern Air Catering Entities. Similar arrangement will take place in Wuhan where the Company is the lessor and Eastern Air Catering Entities is the lessee in which Eastern Air Catering Entities will offset the rent payable to the Company, with the construction costs fully borne by Eastern Air Catering Entities. The ownership of such buildings and structures belongs to the Company.

In view of the various factors discussed above, we concur with the Directors that the entering into of the Catering and Aircraft On-board Supplies Support Agreement is in the interests of the Company and the Shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

5.	Outlook of the aviation industry

Over 60% of the total revenue of the Group for both FY2018 and FY2019 was generated from domestic flights in China. Set out below is the total freight turnover of domestic flights in China as quoted from the Civil Aviation Administration of China (“CAAC”), the aviation authority under the State Council of the PRC.

Chart 1: Total freight turnover of domestic flights in China

Source: CAAC

As shown in the chart above, the total freight turnover of domestic flights in China per year has increased from approximately 55,904 million tonne-kilometres in 2015 to approximately 82,951 million tonne-kilometres in 2019, representing a compound annual growth rate (“CAGR”) of approximately 10.37%.

Chart 2: Total revenue of the aviation industry in China

Source: CAAC

As shown in the chart above, the total revenue of the aviation industry in China has increased from approximately RMB606,250 million in 2015 to approximately RMB1,062,490 million in 2019, representing a CAGR of approximately 15.06%.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

Chart 3: Total number of airports in China

Source: CAAC

As shown in the table above, the total number of airports in China has increased from 210 airports in 2015 to 238 airports in 2019, representing a CAGR of approximately 3.18%. In addition, according to a press release by CAAC in November 2019, more airports are expected to be launched in 2020 to 2035 as it targets to have 450 civil aviation airports nationwide by 2035, which could boost access to air-transport services in inland areas and facilitate domestic and transit traffic growth at leading airports.

In the beginning of 2020, the outbreak of the novel coronavirus pneumonia disease (COVID-19) has increased downward pressure on the global economy, and the global aviation faced tremendous challenges. The travel restriction measures implemented by many countries have greatly reduced the travel demands and willingness of passengers. The capacity of global airlines significantly decreased and some airlines have struggled to survive. The duration of COVID-19 all over the world remains greatly uncertain, which may increase and extend the impact on the recovery of travel demands.

According to CAAC, new policies providing financial relief to airlines have become effective which include Civil Aviation Development Fund levy, full waiver of aircraft parking charges, lowering of airport landing and navigation fees by 10%, jet fuel add-on fee for domestic flights by 8% and financial subsidies for international flights. With these measures in place, it is expected that operating costs of the airlines stricken by the continuing COVID-19 outbreak would be mitigated.

Although the PRC Government has implemented a series of measures including travel restrictions and quarantines to contain the COVID-19 epidemic, which adversely affected the transport industry, the adverse impact is gradually tapering off. According to a news article published by CAAC on 24 July 2020, the number of civil aviation flights has hit a new high since the COVID-19 epidemic. The actual number of flights was 13,059, representing a recovery to about 80% of the number of flights before the COVID-19 epidemic. The number of passengers carried also reached 1.27 million, which returned to nearly 70% of the level recorded last year.

Over 30% of the total revenue of the Group was generated from countries or cities other than China. Set out below is the global airline passenger traffic trends as quoted from a report titled “COVID-19: Outlook for air travel in the next 5 years” issued by the International Air Transport Association (“IATA”), a trade association for the world’s airlines which supports many areas of aviation activity and helps formulate industry policy on critical aviation issues.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

Chart 4: Global domestic and international RPKs, indexed 2019=100

Source: IATA/Tourism Economics, Air Passenger Forecasts, April 2020

The revenue passenger kilometres (“RPKs”) of domestic and international RPKs is calculated by multiplying the number of revenue-paying passengers aboard by the distance travelled and is a measurement for the volume of passenger traffic. As shown in the chart above, the global airline passenger traffic has shown an increasing trend from 2016 to 2019, followed by a sharp decrease since the outbreak of COVID-19 epidemic in 2020. With the gradual mitigation of the epidemic, the global economy is expected to recover which will lead to a return to growth in aviation travel demand. The domestic and international RPKs is forecast to rebound and experience steady growth from 2020 to 2024. In 2024, the domestic and international RPKs are expected to reach a level higher than those of 2019 respectively. The increasing trend of global airline traffic indicates a positive market outlook for the global aviation industry.

The outbreak of COVID-19 has brought difficulties to the global civil aviation industry in the short term. However, the industry is expected to grow in the long term as the IATA stated in its article on 27 March 2020 titled “China’s domestic aviation industry showing upward trend” that China’s aviation growth over 20 years from 2018 to 2038 is forecast to grow at 5.3% a year, significantly higher than the 3.8% global average growth. Furthermore, according to the latest edition of IATA’s 20-Year Air Passenger Forecast, China will replace the United States as the world’s largest aviation market (defined by traffic to, from and within the country) around 2024 as Asia Pacific will be the biggest driver of demand from 2015 to 2035 with more than half of the new passenger traffic coming from the region.

According to The 13th Five-Year Plan For Economic And Social Development of the PRC, the Belt and Road initiative, the integration of Beijing, Tianjin and Hebei, and the Yangtze Economic Belt would promote the development of major transportation routes between the regions. Furthermore the publication of State Council Information Office of the PRC stated the construction of the Guangdong-Hong Kong- Macao Greater Bay Area and the coordinated development of the Yangtze River Delta region would accelerate China’s efforts to accomplish economic and social development goals for 2020. These measures are expected to be conducive to the development of the aviation industry.

In view of the various positive data and the consideration above, despite the aviation industry being temporarily affected by the COVID-19 epidemic, the outlook of the aviation industry in China appears to be cautiously encouraging in the long term.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

6.	Our analysis on the principal terms of the Catering and Aircraft On-board Supplies Support Agreement

6.1	Pricing Basis and Payment Terms

(a)	Catering and On-board Supplies Services

The pricing shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties.

The parties will designate departments or officials to be mainly responsible for checking the price and terms offered by independent third parties for the same type of Catering and On- board Supplies Services (in general, through emails, fax or telephone consultation with at least two independent third parties offering the price and terms for the Catering and On-board Supplies Services).

Our assessment

The aforesaid pricing basis adopted in the Catering and Aircraft On-board Supplies Support Agreement is the same as that adopted in the Existing Catering Services and Related Services Agreement. In relation to Catering Related Services (as defined below), we have obtained, on a random basis, and reviewed a total of 11 sample contracts entered into by the Company with (i) Eastern Air Catering Entities (the “Connected Catering Services Samples”) under the Existing Catering Services and Related Services Agreement; and (ii) independent third parties with similar contract nature (the “Independent Catering Services Samples”). We have selected comparable items within the 11 contracts and noted that the pricing and/or fee scale for these comparable items stated in the Connected Catering Services Samples was lower than those offered by the independent third parties. We have further obtained, on a random basis, and reviewed a total of 4 sample contracts entered into by Eastern Air Catering Company with its independent third party customers and noted that the pricing and/or fee scale for comparable items in the Connected Catering Services Samples was lower than those offered by Eastern Air Catering Entities to its independent third party customers.

As stated in the Letter from the Board, the Company shall assess the status of completion of the Catering and On-board Supplies Services provided by Eastern Air Catering Company during the year. According to the results of assessment, prior to 31 December of each year, the parties should enter into a specific business agreement regarding the method of settlement and evaluation plan for the next fiscal year. Where the parties fail to enter into a specific business agreement within the above-mentioned period, the method of settlement of the current year shall be applied to the next fiscal year.

The payment for the Catering and On-board Supplies Services shall be settled according to the method agreed in the specific business contract between the parties, including but not limited to the settlement cycle and means of settlement. The Company will settle the payment correspondingly upon assessment. Specifically, the service fees for catering, aircraft on-board supplies support and related services will be settled on a monthly basis in arrears according to the actual usage of the Company and the unit price of each type of food and services. The Company will settle the payment with Eastern Air Catering Entities the service fees via bank transfer within ninety (90) days upon having received and confirmed the payment notice and VAT special invoice issued by Eastern Air Catering Entities. We noted that the payment terms offered by Eastern Air Catering Entities are no less favourable than those offered by independent third parties to the Company. Furthermore, the payment terms offered by Eastern Air Catering Entities to the Company are also no less favourable than what it offered to its independent third party customers.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

In view of the above, we concur with the Management’s view that the pricing basis in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions are determined with reference to the market price and the payment terms in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions have been assessed based on the status of completion of the Catering and On- board Supplies Services. Therefore, the pricing basis and payment terms are on normal commercial terms, fair and reasonable and are no less favourable than the terms offered by Eastern Air Catering Company to independent third parties.

(b)	Property leasing services

The pricing for the property leasing services (the “Property Leasing Services”) under the Catering and Aircraft On-board Supplies Support Agreement shall be determined with reference to the market price and as agreed after arm’s length negotiations between the parties. The Company shall pay rentals directly to Eastern Air Catering Entities, and the payment of rentals by the Company to Eastern Air Catering Entities shall be deemed to have fulfilled the payment obligations. The Company shall pay leasing rentals in such manner and at such time as per the leasing agreement actually signed by both parties and/or as agreed in relevant service agreements on arrangement of offsetting rent with construction costs. For the arrangement of offsetting rent with construction costs, we noted that the annual rent that the Company should pay to Eastern Air Catering Entities shall be determined based on the current market price offered by independent third parties under comparable circumstances, and the quality of services and the location of properties will also be taken into consideration in the rent amount determination. Furthermore from the perspective of the Group, it shall be no less favourable than those offered to or by independent third parties under comparable circumstances.

Our assessment

As discussed with the Management, we understand that Group is considering the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee in the Chengdu Project. Having considered that: (i) the Group will conduct research on rental policies and current market prices in similar locations offered by independent third parties prior to entering into each individual lease agreement with Eastern Air Catering Entities; and (ii) the Group has the right to negotiate with Eastern Air Catering Entities at arm’s length basis to make sure the rents to be paid by the Group are no less favourable than those offered by independent third parties in the market under comparable circumstances, we consider the effective implementation of the measures and policies would help to ensure fair pricing of the Property Leasing Services according to the pricing policies.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

6.2	Proposed Annual Caps I

For the three years of FY2021, FY2022 and FY2023, the Proposed Annual Caps I for each of the services under the Catering and Aircraft On-board Supplies Support Agreement are set out below:

	Proposed Annual Caps I
Transaction item(s)	FY2021	FY2022	FY2023
	(RMB’000)	(RMB’000)	(RMB’000)
Expenditure item(s):
Catering related services and aircraft on-board supplies support related services (“Catering and On-board Supplies Caps”)	4,310,000	4,840,000	5,430,000
Property Leasing Services The Company as the lessee (right-of-use assets)	190,000	190,000	190,000

Basis of determination of the Proposed Annual Caps I

(a)	Catering and On-board Supplies Services

The Directors determined the relevant Proposed Annual Caps I in the Catering and Aircraft On-board Supplies Support Agreement primarily based on the following factors:

(i)

Eastern Air Catering Entities being engaged for the centralised procurement and the support and maintenance of production and operation of all of the catering, aircraft on-board supplies support and related services required for air transport of the Company (including those directly procured by the Company from third parties in the past) pursuant to the Catering and Aircraft On-board Supplies Support Agreement, leading to the expansion of scope of the Catering and On-board Supplies Services provided by Eastern Air Catering Entities;

(ii)

the gradual year-by-year increment of the Company’s fleet size, flight volume, passenger volume and the number of ground VIP departure lounges intended to be put into operation, leading to the corresponding increase in the demand for the Catering and On-board Supplies Services (excluding the impact of the novel coronavirus (COVID-19) epidemic); and

(iii)

the continuous optimisation of the standard for the Catering and On-board Supplies Services both on-board and on-ground by the Company to improve the quality of food and beverages and aircraft on-board supplies provided, as well as the inflation of prices, leading to the corresponding increase in cost of catering and aircraft on-board supplies.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

(b)	Property Leasing Services where the Company is the Lessee

The Proposed Annual Caps I for the property leasing services with the Company as the lessee (“Right-of-Use Caps”) under the Catering and Aircraft On-board Supplies Support Agreement for the three years of FY2021, FY2022 and FY2023 are mainly determined based on the demand of the lands and buildings of Eastern Air Catering Entities proposed to be leased by the Company in the next three years, as well as the construction status of projects under the arrangement of offsetting rent with construction costs in Chengdu, i.e. the Chengdu Project.

According to the relevant provisions of the Hong Kong Financial Reporting Standard 16 — Leases (“HKFRS 16 Leases”), the Property Leasing Services with the Company as the lessee shall be recognised as right-of-use assets.

6.3	Our assessment on the Proposed Annual Caps I

(A)	Catering and On-board Supplies Services

(i)	Review of historical transaction amounts

The Catering and On-board Supplies Services comprise of two components: (i) provision of catering and related services (“Catering Related Services”); and (ii) aircraft on-board supplies support services (“Aircraft On-board Services”).

We have reviewed the historical transaction amounts and the relevant annual caps under the Existing Catering Services and Related Services Agreement in relation to the Catering Related Services for FY2018, FY2019 and HY2020 (the “Historical Review Period”) as shown below:

Transaction amount under Existing Catering Services and	Historical Review Period
Related Services Agreement	FY2018 (RMB’000)	FY2019 (RMB’000)	HY2020 (RMB’000)
Catering Related Services	1,316,657	1,471,415	258,454
Annual caps	1,650,000	1,900,000	2,000,000
Utilisation	79.8%	77.4%	12.9%

As noted from the table above, the annual caps in respect of service fees paid by the Group to Eastern Air Catering Entities for Catering Related Services for FY2018 and FY2019 have been substantially utilised with an utilisation rate of over 75%, whilst the utilisation rate for HY2020 was a mere 13%. As discussed with the Management, we understand the low utilisation rate in HY2020 was mainly attributable to the impact of COVID-19 epidemic which has crippled the global aviation industry. This appears to be a temporary set-back and the transaction volume is likely to resume to a normal level given the positive outlook of the aviation industry in China as stated in the section headed “5. Outlook of the aviation industry” above.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

As the Catering and On-board Supplies Caps for FY2021, FY2022 and FY2023 will cover both Catering Related Services and Aircraft On-board Services, and the fact that Eastern Air Catering Company will assume the role of the Company to procure the Catering and On-board Supplies Services from third parties going forward, which the Company has procured directly in the past, we have also reviewed the total historical transaction amounts of the Catering and On-board Supplies Services in the Historical Review Period as set out below:

Transaction amount under
Existing Catering Services and	Historical Review Period
Related Services Agreement	FY2018	FY2019	HY2020
	(RMB’000)	(RMB’000)	(RMB’000)
Catering Related Services
With connected persons	1,316,657	1,471,415	258,454
With independent third parties	1,330,120	1,391,840	270,510
Total	2,646,777	2,863,255	528,964
Aircraft On-board Services
With connected persons	59,868	56,441	16,917
With independent third parties	548,406	547,573	91,932
Total	608,274	604,014	108,849
Grand total	3,255,051	3,467,269	637,813

(ii) Assessment on Proposed Annual Caps I

The revision to the annual caps from the Existing Catering Services and Related Services Agreement to the Catering and Aircraft On-board Supplies Support Agreement is as follows:

	FY2020 (RMB’000)	FY2021 (RMB’000)	FY2022 (RMB’000)	FY2023 (RMB’000)
Existing Catering Services and Related Services Agreement
Annual Cap	2,000,000	2,300,000	2,600,000	Not applicable
Catering and Aircraft On-board Supplies Support Agreement
Annual caps	Not applicable	4,310,000	4,840,000	5,430,000
— Catering Related Services	Not applicable	3,430,000	3,900,000	4,430,000
— Aircraft On-board Services	Not applicable	880,000	940,000	1,000,000

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

The annual caps of the Catering and On-board Supplies Services pursuant to the Catering and Aircraft On-board Supplies Support Agreement aim to cover the transactions for:

(i)	the Catering Related Services provided by the connected persons as an extension of the Existing Catering Services and Related Services Agreement (the “Connected Catering Services”);

(ii)

the Catering Related Services originally procured by the Company directly from third parties in the past, which will be provided by Eastern Air Catering Entities starting from FY2021 (the “Non-connected Catering Services”); and

(iii)

the Aircraft On-board Services originally provided by Eastern Aviation Import & Export Co., Ltd. (a connected person of the Company) pursuant to an import and export services agreement dated 30 August 2019 (the “Import and Export Services Agreement”), as well as Aircraft On-board Services originally procured by the Company directly from third parties in the past, all of which will be provided by Eastern Air Catering Entities starting from FY2021. Pursuant to the above, the Import and Export Services Agreement will no longer include the provision of aircraft on-board supplies starting from 1 January 2021.

For Connected Catering Services, the historical growth rate from FY2018 to FY2019 was approximately 11.8%. We have reviewed the internal calculation and estimation of the Catering and On-board Supplies Caps provided by the Management where the Management has estimated an annual growth rate of 15% for the Connected Catering Services.

We noted that the annual growth rate of 15% for the Connected Catering Services was estimated with reference to: (i) increasing demand from newly operated airports, including but not limited to Beijing Daxing International Airport and Terminal 2 of Ningbo Lishe International Airport which commenced operations in 2019, Qingdao Jiaodong International Airport and Chengdu Tianfu International Airport scheduled to start operations in 2020, and from newly established terminals such as Terminal 3 of Xian Xianyang International Airport and Satellite Terminal 2 of Shanghai Pudong International Airport; (ii) year-by-year increment of the flight volume; and (iii) corresponding increase in the demand for Catering and On-board Supplies Services due to the corresponding increase in the number of ground VIP departure lounges intended to be put into operation, especially in Beijing Daxing International Airport and Chengdu Tianfu International Airport. Based on our discussion with the Management, Eastern Air Catering Entities will be setting up operating centres in the above-mentioned newly operated airports to provide Catering Related Services to the Group. We understand that the CAGR of the Group’s flight volume was approximately 7.1% from 2017 to 2019 and the Group intends to put 10 ground VIP departure lounges into operation in the next one to two years.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

Based on our review of a summary schedule provided by the Management on the growth rate in each of the newly operated airports as mentioned above, we noted that the growth rate of each of the airports is estimated based on a combination of the following criteria: (i) overall transport capacity (運力預估); (ii) flight volume (出港航班量); and (iii) historical growth in numbers of passengers (歷史旅客增量), where corresponding adjustments are made depending on the uniqueness, market position and flight schedules of each of the airports. We note that the average annual growth rate of the flight volume (出港航班量) for the newly operated airports mentioned above is approximately 15.0%. In addition, the number of passengers carried has been increasing in the range of approximately 7.51% to 9.37% over the past three financial years from FY2016 to FY2019. Taking into account of the various factors stated above, we are of the view that the annual cap calculated for the Connected Catering Services at a 15% annual growth rate is fair and reasonable.

As mentioned above, since Eastern Air Catering Entities are engaged for the centralised procurement for the Catering Related Services, starting from FY2021, the Non-connected Catering Services, which were previously provided by the third parties directly to the Group, will now be provided by Eastern Air Catering Entities directly to the Group instead. Eastern Air Catering Entities will in turn liaise with the third parties for the central procurement. The historical transaction amounts of Non-connected Catering Services in FY2018 and FY2019 were approximately RMB1,330 million and RMB1,392 million respectively and the Management has estimated an annual growth of 12% for the Non-connected Catering Services. With the approximate 4.7% growth rate for the Non- connected Catering Services over the past two financial years, coupled with the growing number of passengers load in view of the positive outlook in the aviation industry stated in the section headed “5. Outlook of the aviation industry” above and aided with the various new airports newly constructed and to be constructed in the PRC, the annual growth of 12% for the annual cap of the Non-connected Catering Services appears to be fair and reasonable.

The historical transaction amounts for provision of Aircraft On-board Services was approximately RMB608 million and RMB604 million for FY2018 and FY2019 respectively. The Management has estimated the annual caps for Aircraft On-board Services to grow at an annual rate of 6.5%, with the annual cap amount to reach approximately RMB880 million in FY2021. We understand that the 6.5% growth rate is determined based on: (i) the historical growth in the number of passengers; (ii) the increasing number of flights; and (iii) inflation rate. As stated in the 2019 Annual Report, the number of passengers carried has increased from approximately 121.2 million in FY2018 to approximately 130.3 million in FY2019, representing an increase of approximately 7.5%. In addition, the total fleet size has also increased by approximately 6.1% in FY2019 to a total of 734 aircrafts operated by the Group as at 31 December 2019. Since the Aircraft On-board Services are directly related to passengers’ volume, a growing number of passengers’ travel as well as an increase in fleet size which translates to a rise in the number of flights will in turn support the expansion of the Aircraft On-board Services. Furthermore, as mentioned above, the Group’s flight volume reached a CAGR of approximately 7.1% from 2017 to 2019. According to the statistic published by the International Monetary Fund (the “IMF”), the inflation rate of China reached 2.9% in 2019. We noted that it fluctuated between 1.6% and 2.1% from 2016 to 2018 while it is estimated to be 3.0% and 2.6% in 2020 and 2021 respectively as forecasted by the IMF. Accordingly we are of the view that the annual growth of 6.5% for the annual cap of the Aircraft On- board Services to be fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

In view of the above assessment and the individual consideration given to the annual caps of the Catering Related Services and the Aircraft On-board Services respectively, we consider the basis and the estimated transaction amounts of the Catering and On-board Supplies Caps to be fair and reasonable.

(B)	Property Leasing Services where the Company is the Lessee

As stated above, Eastern Air Catering Entities will provide the Company with Property Leasing Services, mainly by way of the Arrangement of Offsetting Rent with Construction Costs with the Company as the Lessee, that is, the Company (as the lessee) shall lease lands and buildings owned by Eastern Air Catering Entities (as the lessor), and shall construct buildings and structures on lands leased from Eastern Air Catering Entities. The ownership of such buildings and structures belongs to Eastern Air Catering Entities.

Set out below is the proposed annual caps for the Property Leasing Services where the Company is the lessee for the three years ending 31 December 2023:

	For the year ending 31 December
	2021	2022	2023
	(RMB’000)	(RMB’000)	(RMB’000)
Right-of-Use Caps	190,000	190,000	190,000

Pursuant to HKFRS 16 Lease, which is effective for financial statements with annual period beginning on or after 1 January 2019, the entering into a lease agreement as a lessee will require the Group to recognise the total rental payments payable to Eastern Air Catering Entities under the Catering and Aircraft On-board Supplies Support Agreement as a right-of- use asset and a lease liability in its consolidated statement of the financial position of the Group. In view of the adoption of HKFRS 16 Lease by the Group for FY2021, FY2022 and FY2023, the leasing agreement under the Catering and Aircraft On-board Supplies Support Agreement constitute continuing connected transactions and will be recognised as right-of-use asset at the commencement date. The annual caps for such continuing connected transactions will be determined based on the estimated maximum amount of right-of-use asset relating to the leasing agreement entered into between the Group and Eastern Air Catering Entities during the three years ending 31 December 2023.

It is expected that estimated value of the right-of-use asset identified as at the date of the Catering and Aircraft On-board Supplies Support Agreement amounts to approximately RMB181.5 million. Such amount is calculated by a sum of (i) an upfront construction costs payable by the Company in FY2021 amounting to approximately RMB112.5 million for the Chengdu Project; (ii) the discounted value of the non-cancellable lease payments payable by the Group to Eastern Air Catering Entities for a total period of 30 years (i.e. from FY2021 to FY2050) in relation to land investment costs which amounted to approximately RMB32.7 million for the Chengdu Project; and (iii) a 25% composite tax being applied on the total amount of (i) and (ii) above, which comprise of property tax, value-added tax, city maintenance and construction tax and stamp duty. A buffer of approximately 5% (i.e. approximately RMB8.5 million) has been added to such value of the right-of-use asset to cater for any unexpected increase in the final land investment costs to be paid to the PRC Government since the negotiation is still in progress between Eastern Air Catering Entities and the local PRC Government on the matter.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

To assess the fairness and reasonableness of the Right-of-Use Caps for the three years ending 31 December 2023, we have obtained and reviewed the calculation for the Right-of-Use Caps for the three years ending 31 December 2022 (the “Leasing Calculation”) and the draft lease agreement in relation to the construction project in Chengdu Tianfu International Airport (the “Chengdu Agreement”).

As stated in the draft Chengdu Agreement, the construction costs of the Chengdu Project is estimated to be approximately RMB112.5 million (the “Estimated Construction Costs”). We have reviewed the contract entered between an independent main contractor and Eastern Air Catering Entities for part of the construction work and noted that contract value representing approximately 36% of the Estimated Construction Costs are confirmed. We have obtained the breakdown of the Estimated Construction Costs and noted that the majority of the construction costs comprise of different construction items which are determined with reference to (i) government guided-prices; and (ii) the quotations provided by independent services companies in relation to the Chengdu Project. As stated in the breakdown of the Estimated Construction Costs, some of the construction items, including (i) project construction management fee; (i) preliminary advisory fee; (iii) exploration design fee; (iv) tender agent service fee; (v) construction cost advisory fee; (vi) project construction supervision fee; (vii) environmental impact advisory fee; (viii) safety evaluation fee; and (ix) urban infrastructure matching fee, are determined with reference to government guided-prices which are publicly published by (i) Ministry of Finance of PRC; (ii) State Planning Commission of PRC; (iii) State Planning Commission of PRC and Ministry of Construction of PRC; (iv) State Planning Commission of PRC; (v) Sichuan Provincial Price Bureau; (vi) National Development and Reform Commission of PRC; (vii) the State Administration of Work Safety of PRC; (viii) Sichuan Province Occupational Safety Healthy Association; and (ix) Sichuan Provincial Development and Reform Commission, in their respective websites. The update frequency of these government guided prices ranged from 3 to 15 years. The Company has obtained 30 quotations provided by independent services companies in relation to the Chengdu Project.

For the discounted value of the non-cancellable lease payments in relation to land investment costs to be agreed with the PRC Government, we have reviewed the discount rates adopted by the Group in calculating the right-of-use assets. It is calculated by discounting the estimated total rental expenses during the future thirty (30) years by a discount rate of 4.1%, which is equivalent to the Company’s incremental borrowing rate (i.e., ChinaBond Corporate Bond Yield (AAA) of 10Y released on the website of ChinaBond.com.cn by China Central Depository & Clearing Co., Ltd.). We have discussed the calculation on the discounted value of the non-cancellable lease payments in relation to land investment costs to be agreed with the PRC Government with Ernst & Young Hua Ming LLP, being the domestic auditor engaged by the Company, and understood that the calculation comply with the relevant provisions of HKFRS 16 Lease. In addition, we note that the Company has used the same measurement basis as the discount rate to discount other rental expenses payable by the Company as the lessee, such as aircraft leasing.

Having considered that the computation of the Right-of-Use Caps are based on among others, (a) the estimated construction costs; (b) the discounted value of the non-cancellable lease payments in relation to land investment costs to be agreed with the PRC Government; (c) the discount rate which is the Company’s incremental borrowing rate; and (d) a buffer to provide operational flexibility and accommodate possible fluctuation in the final land investment costs, we are of the view that the Right-of-Use Caps are fair and reasonable.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

7.	Internal control procedures of the Group

As set out in the letter from the Board, to ensure the Company’s conformity with the terms of the Catering and Aircraft On-board Supplies Support Agreement under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations which shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors. The internal control policies are as follows:

(1)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit and risk management committee of the Company and the independent non-executive Directors (“INEDs”) on a quarterly basis. The finance department of the Company shall supervise the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement to ensure that they are entered into: (i) in accordance with the review and evaluation procedures and the terms of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions agreements under the Hong Kong Listing Rules; (ii) in the ordinary and usual course of business of the Group; (iii) on normal commercial terms or better; (iv) no less favourable than terms offered by independent third parties to the Company; and (v) according to the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions agreements under the Hong Kong Listing Rules on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

(2)

The INEDs shall review and will continue to review the implementation agreements of the Catering and Aircraft On-board Supplies Support Agreement to ensure that they have been entered into on normal commercial terms or better, and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report.

(3)

Pursuant to Rule 14A.56 of the Hong Kong Listing Rules, the Company will engage external auditors to issue a letter to report on the Group’s Catering and Aircraft On-board Supplies Support Continuing Connected Transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Catering and Aircraft On-board Supplies Support Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

As part of our due diligence work, we have obtained and reviewed the meeting records of the quarterly audit and risk management committee for the two financial years ended 31 December 2019 and six months ended 30 June 2020 and confirmation provided by the INEDs as disclosed in the annual reports for the financial years ended 31 December 2018 and 31 December 2019. We noted that the finance department, audit and risk management committee and the INEDs have respectively monitored the connected transactions contemplated. We have also reviewed the letters issued by the Company’s external auditors for the annual audit purposes in respect of the Catering and Aircraft On-board Supplies Support Continuing Connected Transactions and noted that the auditors have confirmed that the internal control procedures implemented by the Company have been effective in all material aspects.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER I

Given that (i) regular monitoring have been conducted by the finance department, audit and risk management committee and the INEDs; (ii) the Company’s external auditors have been engaged to issue a letter to report on the Group’s Catering and Aircraft On-board Supplies Support Continuing Connected Transactions pursuant to the Rule 14A.56 of the Hong Kong Listing Rules; and (iii) the INEDs will be reviewing the individual agreements to be entered pursuant to the Catering and Aircraft On-board Supplies Support Agreement to ensure that they have been entered into on normal commercial terms, we are of the view that the Company has adequate internal control procedures to ensure the Catering and Aircraft On- board Supplies Support Continuing Connected Transactions contemplated under the Catering and Aircraft On-board Supplies Support Agreement to be in compliance with the terms thereunder and will not be prejudicial to the interests of the Company and the Shareholders.

OPINION AND RECOMMENDATION

In light of the above and having considered in particular that:

(i)	the cautiously encouraging outlook of the aviation industry in the PRC;

(ii)

the benefits of engaging Eastern Air Catering Company to be the centralised procurement, support and maintenance of production and provision of Catering and On-board Supplies Services which in turn will streamline the Group’s operations to increase operation efficiency and focus the Group’s attention to customer management;

(iii)	the fairness and reasonableness of the principal terms of the Catering and Aircraft On-board Supplies Support Agreement, in particular the pricing policies and the Proposed Annual Caps I;

(iv)	the internal control procedures adopted by the Group in relation to the Catering and Aircraft On- board Supplies Support Agreement; and

(v)	historically, the Group has been in compliance with the internal control procedures,

we are of the view that the entering into of the Catering and Aircraft On-board Supplies Support Agreement is in the ordinary and usual course of business of the Group and in the interests of the Company and the Shareholders as a whole, the terms of the Catering and Aircraft On-board Supplies Support Agreement (including the Proposed Annual Caps I) are on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to recommend, and we ourselves recommend, the Independent Shareholders to vote in favour of the ordinary resolution to be proposed at the EGM in relation to the Catering and Aircraft On-board Supplies Support Agreement and Proposed Annual Caps I.

Yours faithfully, For and on behalf of
Opus Capital Limited Koh Kwai Yim Managing Director

Ms. Koh Kwai Yim is the Managing Director of Opus Capital and is licensed under the SFO as a Responsible Officer to conduct Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities. Ms. Koh has over 20 years of corporate finance experience in Asia and has participated in and completed various financial advisory and independent financial advisory transactions.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

The following is the text of the letter of advice dated 30 October 2020 from Octal Capital Limited to the Independent Board Committee and the Independent Shareholders prepared for the purposes of Chapter 14A of the Hong Kong Listing Rules and for inclusion in this circular in respect of the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II.

Octal Capital Limited 801–805, 8th Floor, Nan Fung Tower 88 Connaught Road Central Hong Kong

30 October 2020

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTION

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II, details of which are contained in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 30 October 2020 (the “Circular”). Unless the context otherwise requires, terms used in this letter shall have the same meanings as those defined in the Circular.

Reference is made to the announcement of the Company dated 29 September 2020 (the “Announcement”), where the Company and China Cargo Airlines have negotiated and agreed to adjust and optimize the Passenger Aircraft Cargo Business’s scope, pricing methods and settlement methods without altering, amongst others, the business entities, rights and obligations, and business procedures of both parties, and adjust the Original Passenger Aircraft Bellyhold Space Contractual Operation Proposal to an exclusive operation proposal for Passenger Aircraft Cargo Business, pursuant to which China Cargo Airlines will have exclusive operation to independently operate and manage the Company’s Passenger Aircraft Cargo Business.

Reference is also made to the circular of the Company dated 13 March 2018 (the “2018 Circular”) and the announcement of the Company dated 1 March 2018 in relation to the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions.

As at the Latest Practicable Date, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (being the controlling Shareholder). As CEA Holding is the controlling Shareholder, each member of the CEA Holding and its subsidiaries (collectively “CEA Holding Group”), including China Cargo Airlines, is a connected person of the Company. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules. As the highest applicable percentage ratio of the Proposed Annual Caps II for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions as well as the Proposed Annual Caps II are subject to the reporting, announcement, annual review and independent shareholders’ approval requirements under the Hong Kong Listing Rules.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

As at the Latest Practicable Date, we, Octal Capital Limited, are not connected with the directors, chief executives and substantial shareholders of the Company or the CEA Holding Group or China Cargo Airlines or any of their respective subsidiaries or associates or parties acting in concert with any of them and do not have any shareholding, directly or indirectly, in any members of the Company or any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Company. We are therefore considered suitable to give independent advice to the Independent Board Committee and the Independent Shareholders. During the last two years, there has been no other engagement entered into between the Company and Octal Capital Limited.

Apart from normal professional fees payable to us in connection with this appointment, no arrangement exists whereby we will receive any fees or benefits from the Group or the directors, chief executive and substantial shareholders of the Group or CEA Holding Group (including China Cargo Airlines) or any of their respective associates. Accordingly, we consider ourselves eligible to act as the independent financial adviser to the Company under the requirements of the Hong Kong Listing Rules.

In formulating our opinion, we have relied on the accuracy of the information and representations contained in the Circular and have assumed that all information and representations made or referred to in the Circular were true at the time they were made and continue to be true as at the date of the Circular. We have also relied on our discussion with the Directors and management of the Company on the terms of the Exclusive Operation Agreement, including the information and representations contained in the Circular. We consider that we have reviewed sufficient information to reach an informed view, to justify our reliance on the accuracy of the information contained in the Circular and to provide a reasonable basis for our advice. We have no reason to suspect that any material facts have been omitted or withheld from the information contained or opinions expressed in the Circular nor to doubt the truth, accuracy and completeness of the information and representations provided to us by the Directors and management of the Company. We have not, however, conducted an independent in-depth investigation into the business and affairs of the Company and the CEA Holding Group (including China Cargo Airlines) and their respective associates nor have we carried our any independent verification of the information supplied to us.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion regarding the terms of the Exclusive Operation Agreement and the Proposed Annual Caps II and giving our independent financial advice to the Independent Board Committee and the Independent Shareholders, we have considered the following principal factors and reasons:

1.	Background of and reasons for entering into of the Exclusive Operation Agreement and the Proposed Annual Caps II

Background information of the Group, CEA Holding and China Cargo Airlines

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

CEA Holding is a wholly PRC state-owned enterprise and is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail delivery services.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

Background of entering into of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions

On 29 November 2016, the Company transferred its 100% equity interest in Eastern Logistics to a wholly-owned subsidiary of CEA Holding (the controlling shareholder of the Company) (the “Disposal”). The Disposal was completed on 8 February 2017 and Eastern Logistics has ceased to be a subsidiary of the Company and has become a subsidiary of CEA Holding. Upon completion of the Disposal, China Cargo Airlines became a connected person of the Company as defined under the Hong Kong Listing Rules. Details of the Disposal was stated in the circular of the Company dated 19 December 2016.

Subsequent to the Disposal, there has been Business Competition between the passenger aircraft Bellyhold Space business operated by the Company and the all-cargo aircraft business operated by China Cargo Airlines, the holding subsidiary under Eastern Logistics.

To address the abovementioned Business Competition, while enabling the Company to focus more on operating and developing its air passenger transportation business, the Company and China Cargo Airlines entered into the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements, and the Company gave China Cargo Airlines a long term contractual operation to operate and manage its Passenger Aircraft Bellyhold Space Cargo Business. The Company collects a contractual fee from China Cargo Airlines and pays an operation fee to China Cargo Airlines. Details of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements were set out in the 2018 Circular.

Reasons for and benefits of entering into of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions

The aviation industry in the PRC has been affected severely as a result of the spread of COVID-19 in the year 2020, where business was disrupted due to related prevention and control policies including quarantine measures and transportation restriction. The business of the Group was facing deep pressure with a significant decrease in the number of passengers carried and a sharp decline in the operational efficiency of airlines. As stated in the interim report of the Company for the six months ended 30 June 2020 (the “2020 Interim Report”), in the first half of year 2020, the Group’s revenue from main operations amounted to RMB25,159 million, representing a decrease of 57.26% from the same period last year. In particular, traffic revenue of the Group (which consisted of passenger revenue and cargo revenue) amounted to RMB22,962 million, representing a decrease of 58.49% from the same period last year, and other revenue amounted to RMB2,197 million, representing a decrease of 37.87% from the same period last year.

As set out in the Letter from the Board, the Directors consider that the entering into of the Exclusive Operation Agreement will be beneficial to the Company by (i) clarification on the business coverage of the Passenger Aircraft Cargo Business by including the passenger aircraft Bellyhold Space cargo transport and enhancement of the cargo capacity in passenger aircraft under unconventional circumstances through the Passenger-to-Cargo Conversion; (ii) adjustments to the pricing methods of the transactions and to solve the limitations of the evaluation methods of the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions to address on the impact on Company’s engagement in flight plans, transport capacity and transport price levels and to align the transportation service fee with actual operation conditions; and (iii) adjustment of settlement mechanism from bilateral to unilateral to allow efficient settlement calculations. Having considered the benefits above, the Directors are of the view that the entering into of the Exclusive Operation Agreement is in the interest of the Company and its shareholders as a whole.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

Financial Performance of the Group

The summary of the revenue of the Group for the years ended 31 December 2017 (“FY2017”), 2018 (“FY2018”) and 2019 (“FY2019”) and the six months ended 30 June 2019 (“1H2019”) and 30 June 2020 (“1H2020”) as extracted from the annual reports of the Company for FY2018 and FY2019 and the interim report of the Company for 1H2020 respectively are set out as follows:

				For the six months
	For the year ended 31 December			ended 30 June
	2017	2018	2019	2019	2020
		(Note 1)
	(audited)	(audited)	(audited)	(unaudited)	(unaudited)
	RMB’	RMB’	RMB’	RMB’	RMB’
	million	million	million	million	million
Revenue from contracts
Traffic revenues	95,187	107,936	114,242	55,323	22,962
— Passenger	91,564	104,309	110,416	53,581	20,347
— Cargo and mail	3,623	3,627	3,826	1,742	2,615
Tour operations income	2,165	2,173	878	897	9
Ground service income	1,323	1,005	1,180	518	448
Cargo handling and processing income	69	—	—	—	—
Others (Note 2)	3,692	4,096	4,496	2,041	1,623
Revenue from contracts	102,436	115,210	120,796	58,779	25,042
Revenue from other sources
Rental income	39	68	190	80	117
Total revenue	102,475	115,278	120,986	58,859	25,159

Note:

1.	The figures of FY2018 have been reclassified in the 2019 Annual Report, and the relevant figures were extracted from the 2019 Annual Report for illustration purpose.

2.	Revenue categorised as “Others” include (i) commission income, (ii) ticket cancellation income and (iii) other incomes from contracts.

As set out above, we note that:

(i)

the total revenue of the Group for FY2017, FY2018 and FY2019 recorded a slight and stable year-on-year increase. The traffic revenue, accounting for approximately 92.9%, 93.6% and 94.4% of the Group’s total revenue throughout FY2017, FY2018 and FY2019 respectively, exhibited a steady increase from approximately RMB95,187 million for FY2017 to approximately RMB107,936 million for FY2018 and further increased to approximately RMB114,242 million for FY2019.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

(ii)

The Group’s total revenue for 1H2020 declined as compared to 1H2019, including a decrease in traffic revenue in from approximately RMB55,323 million for 1H2019 to approximately RMB22,962 million for 1H2020, representing a decrease of approximately 58.5%, primarily due to the drop in revenue from passenger traffic revenue;

(iii)

the traffic revenue in relation to cargo and mail of the Group for FY2017, FY2018 and FY2019 and 1H2020 accounted for approximately 3.5%, 3.2%, 3.2% and 10.4% of the total revenue of the Group for the respective years/period respectively.

Overview of the aviation industry in the PRC

According to the data released by International Air Transport Association (“IATA”), in 2019, the global air passenger traffic continued to grow, with passenger capacity reaching approximately 4.5 billion, representing a year-on-year increase of approximately 3.8%. Passenger transportation capacity (calculated by available seat kilometers) and traffic volume (calculated by revenue passenger kilometers) increased by approximately 3.4% and 4.2% respectively.

On the other hand, according to the yearly report published by the Civil Aviation Administration of China (“CAAC”), in 2019, the total business volume of civil aviation and travel industry in the PRC was approximately 129.3 billion tonne-kilometers, an increase of approximately 7.2% as compared to that of 2018, of which the traffic volume of domestic and international routes increased by approximately 7.5% and 6.6%. The total number of passengers carried was about 700 million, which represents a year-on-year increase of approximately 7.9%, of which the number of passengers travelling on domestic and international routes increased by approximately 6.9% and 16.6%, respectively. Passenger traffic (calculated by revenue passenger kilometers) was approximately 1,170.5 billion passenger kilometers, an increase of approximately 9.3% year-on-year, where passenger traffic based on domestic and international routes increased by 8.0% and 12.8%, respectively.

In spite of the impact of the outbreak of COVID-19 on the worldwide aviation industry, the PRC’s aviation and travel industry has demonstrated restorative growth subsequent to the plunge in February 2020 and has shown recovery trend since then in terms of transport turnover. With reference to the latest monthly statistics released by CAAC, the transport turnover of the PRC (which include domestic and international flights) has dropped from the 10.1 billion tonne kilometers to the lowest of 2.52 billion tonne kilometers in February 2020, and has shown gradual recovery since then to 6.88 billion tonne kilometers in July 2020.

With reference to the industry fact sheet published by IATA in June 2020 (the “IATA Fact Sheet”), revenue from passenger traffic is expected to rise by approximately 61.4% in 2021 from the low of approximately $241 billion US dollars in 2020, and the scale of global civil aviation operation is expected to recover in 2024 to the same level in 2019.

Despite the dampening passenger revenue due to COVID-19, aviation cargo business has served an important role as an alternative revenue source in the economic downturn of the global airline industry. As further estimated by IATA Fact Sheet, aviation cargo business will reach a near-record of $110.8 billion US dollars in 2020 from $102.4 billion US dollars in 2019, while the estimated growth is determinant on the factors in global trade demands and recovery status from COVID-19. With the relaxation of border control and related travel restrictions, it is expected that the Passenger Aircraft Bellyhold Space Cargo Business and the Passenger Aircraft Cargo Business will benefit from such recovery.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

Non-competition between the Company and China Cargo Airlines

As summarised in the 2018 Circular, the Company undertook that, effective from the date of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement, except for performing the relevant obligations involved in the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition (the “Non- competition Undertaking”).

As part of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement, the Non-competition Undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Details of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements and the Non- competition Undertaking were set out in the 2018 Circular. As part of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the Non-competition Undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

Experience of China Cargo Airlines

We have checked the website of China Cargo Airlines in relation to its business nature and the business relationship between the Company and China Cargo Airlines. Based on the experience of China Cargo Airlines in the air cargo and mail transport industry since its incorporation in 1998, together with three-year partnership with the Company since 2018, we believed that China Cargo Airlines is familiar with the Group’s Passenger Aircraft Cargo Business. Therefore, entering into of the Exclusive Operation Agreement will benefit the Company to improve the utilisation of the Passenger Aircraft Cargo Business of the Company.

Having considered that:

(i)

the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines will be beneficial to the Company that the Passenger Aircraft Cargo Business of the Company can be delineated to China Cargo Airlines so that it can continue to redirect and focus the relevant resources on the operation of its passenger air transportation business and further build up the Company’s brand image and performance in the passenger air transportation area;

(ii)

entering into of the Exclusive Operation Agreement can provide a clear delineation of the passenger transportation business and the cargo business which could eliminate the competition between the Company and China Cargo Airlines;

(iii)	pooling the resources of the Company and China Cargo Airlines together will be able to achieve improved economies of scale; and

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

(iv)

there has been a three-year business relationship between the Company and China Cargo Airlines since the commencement of Original Contractual Operation Agreement. Maintaining the business relationship through entering into Exclusive Operation Agreement could turn China Cargo Airlines to become a long-term business partner, resulting in better cooperation and more business potential in the future, we concur with the management of the Company that entering into of the Exclusive Operation Agreement will improve the overall operation results of the Company in relation to the Passenger Aircraft Cargo Business and be beneficial to the Company in focusing relevant resources on operating and developing its air passenger transportation business and enjoy the economies of scales derived from the contractual operation of the Bellyhold Space business under the Exclusive Operation Agreement.

2.	The principal terms of Exclusive Operation Agreement

Pursuant to the Original Contractual Operation Agreement, the Company entrusted China Cargo Airlines as a contractor to operate and manage the Passenger Aircraft Bellyhold Space Cargo Business of the Company and its five major subsidiaries (namely 上海航空有限公司 (Shanghai Airlines Co., Limited*), 中國東方航空武漢有限責任公司 (China Eastern Airlines Wuhan Limited*), 中國東方航空江蘇有限公司 (China Eastern Airlines Jiangsu Co., Limited*), 東方航空雲南有限公司 (China Eastern Airlines Yunnan Co., Limited*) and 中國聯合航空有限公司 (China United Airlines Co., Limited)) and pay the contractual fee to the Company; and the Company would be obligated to reimburse reasonable operation cost of the Bellyhold Space business to China Cargo Airlines. The term of the Original Contractual Operation Agreement was 14 years and nine months from 1 April 2018 to 31 December 2032. The agreement was set to further eliminate the competition between the Company and China Cargo Airlines more thoroughly and enable the Company to concentrate on the passenger air transportation business.

Pursuant to the Exclusive Operation Agreement, the Company collects a transportation service fee from China Cargo Airlines based on the actual operating revenue of the Passenger Aircraft Cargo Business operated by China Cargo Airlines after considering deduction of certain business fee rates. Under conventional circumstances, the transportation service fee is based on the passenger aircraft Bellyhold Space’s actual operating revenue, and is determined by taking into account the actual operating cost, incentives and restrictive mechanisms. Under unconventional circumstances, the transportation service fee is based on the actual operating revenue of passenger aircraft’s cargo transport, and determined by taking into account the actual operating cost and reasonable profit margin. Under different circumstances, business fee rates in the pricing formulae are based on the operation fee rates of Passenger Aircraft Cargo Business, while separately taking into account the average growth rate of revenue in the same industry’s cargo transport business and the average profit level of the same industry.

Period for the Exclusive Operation Agreement

The term of the Exclusive Operation Agreement with China Cargo Airlines is 13 years commencing from 1 January 2020 to 31 December 2032 (the “Duration”). According to Rule 14A.52 of the Hong Kong Listing Rules, any continuing connected transactions must not exceed three years, except in special circumstances where the nature of the transaction requires a longer period. In this connection, the Company has engaged us as the independent financial adviser to opine on the term of the Exclusive Operation Agreement, which is more than three years, and to confirm that it is normal business practice for agreements of this type to be of such Duration.

*	For illustration purpose only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

In arriving at its opinion, we have considered the following factors:

(i)

Eastern Logistics has expressed to the Company that it would not exclude the possibility of applying for listing of its shares on a stock exchange in the PRC. In such circumstance, it is expected that the Non-competition Undertaking will be necessary for Eastern Logistics to comply with the applicable guidelines on initial public offering and listing of shares issued by China Securities Regulatory Commission (“CSRC”). Therefore, a period more than three years of the Exclusive Operation Agreement could facilitate the potential listing of Eastern Logistics;

(ii)

entering into of the Exclusive Operation Agreement could provide a clear delineation of the passenger transportation business and the cargo business which could eliminate the competition between the Company and China Cargo Airlines;

(iii)

the entering into of the Exclusive Operation Agreement (a) is in line with the overall trend of major international airlines withdrawing from air freight transportation business; (b) avoids competition between the Group and Eastern Logistics; (c) facilitates the Group’s focus on air passenger transportation in terms of the use of relevant resources; (d) enhances the Group’s operation and management ability in its core business of passenger transportation; and (e) further builds up the brand image and competitiveness of the Group in the air passenger transportation sector, thereby creating better investment returns for the Shareholders;

(iv)

it is a commercial decision made between the Group and China Cargo Airlines and the Duration of the Exclusive Operation Agreement can derive stable income to the Group and save the relevant costs and resources of the Passenger Aircraft Cargo Business in order to achieve the goal of offloading the cargo and mail business of the Group; and

(v)

considering that the logistics and freight business requires heavy investment and long return period, after taking into account the market principles by China Cargo Airlines, the longer duration of contractual operation term will promote the consistent and stable investment of human and material resources as well as the concentration on operation by China Cargo Airlines.

China Cargo Airlines is the sole service provider in relation to the Passenger Aircraft Bellyhold Space Cargo Business of the Company since the Company’s entrustment of Passenger Aircraft Bellyhold Space Cargo Business to China Cargo Airlines. Therefore, save for the Original Contractual Operation Agreement, there are no similar transactions entered into between the Company and other third parties which are independent of the Company and its connected persons and their respective associates (“Independent Third Parties”), which were identified for comparison.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

For the purpose of assessing whether it is a normal business practice for similar transactions as the Exclusive Operation Agreement, we have researched similar transactions in relation to bellyhold space management and air cargo management services of other listed companies listed on the Stock Exchange in the past five years which constituted continuing connected transactions to the relevant listed companies, and we considered that the search scope of five years would be a sufficient period to gather enough comparable transactions to justify the fairness of the terms of the above agreements. To the best of our knowledge and as far as we are aware of, we have identified the following relevant agreements which met the criteria above:

Date of	Company name and		Term of
announcement	stock code	Type of agreement	agreement
30 October 2019	Air China Limited (753)	Bellyhold space business contracting operation	Three years
30 October 2018	Air China Limited (753)	Cargo spaces sales agency service	Three years
3 January 2017	The Company (670)	Bellyhold space management	Three years
30 August 2016	Air China Limited (753)	Marketing and sales services of bellyhold space	Three years

		Average	Three years
		Maximum	Three years
		Minimum	Three years
		Median	Three years

Based on the independent publicly available information as set out above, we have identified four similar agreements in relation to bellyhold space management and/or air cargo management services (“Comparable Transactions”) and noted that the range of the terms of the Comparable Transactions were three years, which is shorter than the Duration. However, the purpose of the Comparable Transactions mainly focused on the operational arrangement of the bellyhold space of the passenger aircraft of the comparable companies with its connected person and the non-competition undertaking involved in the entering into of the operational arrangement of the bellyhold space of the passenger aircraft, and in particular, the purpose of entering into of the bellyhold space lease agreement disclosed in the announcement dated 30 August 2016, between Air China Limited and Air China Cargo Co., Ltd. with a term of three years as the leased property of Air China Limited is under the supervision of the General Administration of Customs of the PRC and such property requires a lease term to be at least five years. Furthermore, no non-competition undertaking was involved in the entering into of the bellyhold space lease agreement between Air China Limited and Air China Cargo Co., Ltd.. Therefore, the underlying purposes of the Comparable Transactions were different from the purpose of the Exclusive Operation Agreement, which aims at eliminating the competition between the Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft freight business of China Cargo Airlines.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

On the other hand, we performed a research on subcontracting transactions with the purpose of setting up certain non-competition arrangements in order to eliminate the competition between the owner and the subcontractor. We have identified two comparable transactions (the “Non-Competition Comparables”) detailed as below:

(i)

SEC Electric Machinery Co. Ltd.* (中電電機有限公司), a company listed on the Shanghai Stock Exchange (Stock code: 603988), entered into a subcontracting agreement with SEC Mechanical Holdings Co., Limited* (中電動力控股有限公司) as stated in the announcement of SEC Electric Machinery Co. Ltd. in November 2017 in relation to the subcontracting of motor manufacturing business of SEC Mechanical Holdings Co., Limited to SEC Electric Machinery Co. Ltd with a term until (i) the competing business between SEC Electric Machinery Co. Ltd. and SEC Electric Mechanical Holdings Co. Limited no longer exists; or (ii) the subcontracting business no longer under the management of SEC Electric Mechanical Holdings Co. Limited; and

(ii)

Jilin Forest Industry Co. Ltd.* (吉林工業股份有限公司), a company listed on the Shanghai Stock Exchange (Stock code: 600189), entered into an entrusted asset management agreement with Jilin Mori Engineering Group Co., Ltd.* (吉林森工人造板 集團有限公司) as stated in the announcement of Jilin Forest Industry Co. Ltd. in August 2015 in relation to the entrustment of the management of certain subsidiaries of Jilin Forest Industry Co. Ltd. which are principally engaged in manufacturing of wood-based panels to Jilin Mori Engineering Group Co., Ltd. with a term until mutual agreement between Jilin Forest Industry Co. Ltd. and Jilin Mori Engineering Group Co., Ltd. is reached.

Having considered the (i) the purpose of the Non-Competition Comparables is to resolve the competing business between related companies; and (ii) the terms of the Non-Competition Comparables are infinite upon the conditions mentioned above are achieved respectively, we considered the Non-Competition Comparables are relevant comparisons to the term of the Exclusive Operation Agreement.

We understood from the Company that the Duration is determined based on:

(i)

the licensing agreement entered into between the Company and China Eastern Airlines Media Co., Ltd.* (東方航空傳媒股份有限公司) in September 2013 in relation to the licensing of advertising in the aircrafts of the Company with a term of 15 years with a predetermined aggregate licensing fee of RMB237 million; and

(ii)	the consultation results with CSRC by the Company and the advice provided by the PRC legal adviser of the Company.

Having considered the above, we are of the view that a period longer than three years is required for the Exclusive Operation Agreement and confirms that the Duration of longer than three years is a normal business practice for agreements of this type.

*	For illustration purpose only

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

The Bellyhold Space business is unique in the aviation industry and the subcontracting arrangement to achieve delineation of the Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft cargo business of China Cargo Airlines was mainly resulted from the proposed restructuring plan of the Group while there are no precedent cases in relation to the subcontracting arrangement of Bellyhold Space in the aviation industry. Since one of the unique characteristics of entering into of the Exclusive Operation Agreement is to resolve the competition between the Company and China Cargo Airlines, we considered that the use of the Non-competition Comparables in comparing the term of the Exclusive Operation Agreement is appropriate.

Having considered the above, in particular, the uniqueness of the passenger aircraft Bellyhold Space cargo business in the aviation industry and the requirement of the CSRC to achieve delineation of the Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft cargo business of China Cargo Airlines, we are of the view that the Duration under the Exclusive Operation Agreement is reasonable and the prolonged period under a subcontracting agreement with the purpose of achieving a non-competition arrangement is a normal business practice.

Basis of pricing under the Exclusive Operation Agreement

To assess the reasonableness of the proposed caps under the Exclusive Operation Agreement, we assessed the formula for the calculation of the transportation service fee. We have reviewed Exclusive Operation Agreement and understand that the transportation service fee is calculated based on the formula below:

actual income from Passenger Aircraft Cargo Business
Transportation service fee =	×
(1 – business fee rates)

Passenger Aircraft Cargo Business refers to the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (including but not limited to sales, pricing and settlement of aircraft cargo space) comprising:

(i)	conventional business: the provision of cargo services in Bellyhold Space under conventional circumstances; and

(ii)

unconventional business: the provision of cargo services by passenger aircraft such as temporary Passenger-to-Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances. Passenger-to-Cargo Conversion means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft.

Different calculation basis for the transportation service fee to be received by the Company from China Cargo Airlines shall be applied to conventional business and unconventional business respectively.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

The differences of calculation parameters under the abovementioned two conditions are set out below:

(a)	Conventional business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the above-mentioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

actual income from
Passenger Aircraft Bellyhold Space Cargo Business
Transportation service fee =	×
(1 – conventional business fee rate)
operating cost rate
+
Conventional business	= (revenue growth rate of Passenger Aircraft Bellyhold Space
fee rate	Cargo Business of the current year – average revenue
growth rate of the Three Major Airlines’ passenger aircraft
Bellyhold Space cargo business of the current year) × 50%

of which:

(i)

Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years;

(ii)

Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year;

(iii)

Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

The gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin
for the Passenger		actual income from Passenger
Aircraft Cargo Business		Aircraft Bellyhold Space Cargo Business – transportation
under conventional	=	service fee
circumstances to be
retained by China Cargo		actual income from Passenger Aircraft
Airlines		Bellyhold Space Cargo Business

In case the revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year is the same as the average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year, the gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines equals to operating cost rate. The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under conventional business shall be determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rates.

Looking into the transportation service fee formula set out above, we deduced that the transportation service fee to be paid to the Company, net of the operating expense is negatively correlated to the excess income growth rate of China Cargo Airlines over the Three Major Airlines. Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Bellyhold Space Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. We are of the view that the pricing under regular business model is able to encourage China Cargo Airlines to optimize resources allocation and boost up their business performance.

Having considered the below reference cases, which have adopted revenue growth rate in (i) acquisition proposal for the valuation purpose; and (ii) option incentive scheme as a one of the conditions for exercising stock options:

(i)	Realcan Pharmaceutical Group Co., Ltd. (“Realcan”) (Stock code: 002589.SZ)

According to the annual report of Realcan for the year ended 31 December 2019, the consideration of the acquisition for the target company was positively correlated to the growth rate of net profit of the target company;

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

(ii)	Shanghai Shine-Link International Logistics Co., Ltd. (“Shine-Link”) (Stock code: 603648.SH) & Guangdong Great River Smarter Logistics Co., Ltd. (“Great River”) (Stock code: 002930.SZ)

According to the announcement of Shine Link dated 30 December 2020 and the announcement of Great River dated 14 March 2020, in relation to the stock option incentive scheme, the growth rate of net profit was included as one of the conditions for exercising stock option, we concur with the management of the Company that taking into the revenue growth rate into consideration for valuation purpose and deduction of pricing strategy is a common incentive mechanism in the market, since the revenue growth rate is usually regarded as one of the significant performance reference indicator. Besides, adopting revenue growth rate as an incentive indicator and linking it to the performance of the target company or subject matter for contemplated transaction or stock option scheme is a market-proven and reasonable approach to be used to determine whether to reward or punish the target company or subject matter.

(b)	Unconventional Business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s unconventional Passenger Aircraft Cargo Business such as “Passenger-to-Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

the actual revenue of unconventional cargo transport of
Transportation service fee =	passenger aircraft
×
(1 – unconventional business fee rate)
operating cost rate
Unconventional business =	×
fee rate
(1 + reasonable profit margin)

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

of which:

(i)

Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years;

(ii)	Reasonable profit margin is the arithmetic average of the averaged profit margin of the Three Major Airlines for the latest three prior accounting years.

The unconventional business fee rate, which in essence represents the gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin
for the Passenger		actual revenue of
Aircraft Cargo Business		unconventional cargo transport of passenger aircraft –
under unconventional	=	transportation service fee
circumstances to be
retained by China Cargo		actual revenue of
Airlines		unconventional cargo transport of passenger aircraft

The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under unconventional business shall be determined based on the actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rates.

From the unconventional circumstances as mentioned above, the transportation service fee paid to the Company, net of actual operating expense in current year, is negatively correlated to reasonable net profit margin. Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passenger and (ii) the Passenger-to-Cargo Conversion approach that helps utilize the empty spaces by converting passenger aircrafts into cargo aircrafts, the above-mentioned situation is a temporary measure due to force majeure clauses, and therefore, there is no relevant historical data available to be taken as a reference for calculation of revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-To-

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

Cargo Conversion are unobtainable, basing average net profit ratio of the Three Major Airlines on the transportation service fee represents that the industry prospect, implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business. The following table sets out the calculation of the reasonable net profit margin applicable in year 2020:

			For the year ended
			2017	2018	2019
Company Name	Stock code		Approximate	Approximate	Approximate
			(RMB’ million)	(RMB’ million)	(RMB’ million)
			(Unaudited)	(Unaudited)	(Unaudited)
China Southern Airlines	600029.SH	Revenue(note 1)	127,806	143,623	154,322
Company Limited	1055.HK	Net profit(note 2)	6,898	3,364	3,084
		Net Profit Ratio (%)	5.40	2.34	2.00
China Eastern Airlines	600115.SH	Revenue(note 1)	102,475	115,278	120,986
Corporation Ltd.	670.HK	Net profit(note 2)	6,810	2,930	3,480
		Net Profit Ratio (%)	6.65	2.54	2.88
Air China Limited	601111.SH	Revenue(note 1)	121,363	136,774	136,181
	753.HK	Net profit(note 2)	8,641	8,215	7,264
		Net Profit Ratio (%)	7.12	6.01	5.33
Average of the latest three years’ audited net profit ratio (%)			6.39	3.63	3.40
Arithmetic mean of the average (%)				4.47

Notes:

1.	Revenue is equal to the total revenue, including traffic revenue and other revenue, retrieved from the annual Report.

2.

Net profit is the profit for the year, including profit attributable to the owner of the companies and non- controlling interest but excluding other comprehensive income, as disclosed in the Annual Report.

Based on the independent publicly available information as set out above, we noted that the arithmetic average of the averaged profit margin of the Three Major Airlines for the last three accounting years prior to the year 2020 is 4.47%, and there is no suspicious net profit margin derived from the Three Major Airlines’ operating situation. Hence, we are of view that taking the arithmetic average of the averaged profit margin as a parameter to deduce the transportation service fee can ensure fairness and reasonableness.

In addition, as discussed with the management of the Company, we understand from the Company that China Cargo Airlines is the sole service provider in relation to the Passenger Aircraft Bellyhold Space Cargo Business of the Company since its entrustment of Passenger Aircraft Bellyhold Space Cargo Business to China Cargo Airlines. Therefore, no similar transactions entered into between the Company and other Independent Third Parties were identified for comparison.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

Based on the factors above, we consider that the estimation of the transportation service fee under conventional and unconventional circumstances for the period from 1 January 2020 to 31 December 2032 is fair in general.

The Proposed Annual Caps II under the Exclusive Operation Agreement

The table below sets out the historical contractual fee and operation cost under the Original Contractual Operation Agreement for FY2018, FY2019 and 1H2020 and the proposed annual caps for FY2018, FY2019 and the year ending 31 December 2020:

					For the	For the
					financial	six months
					year ending	ended
					31	30
		For the financial year ended			December	June
	31 December 2018		31 December 2019		2020	2020
	Proposed	Actual	Proposed	Actual	Proposed	Actual
Transaction Event	Caps	Amount	Caps	Amount	Caps	Amount
	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)	(RMB’000)
The contractual fee payable	3,000,000	2,795,270	4,000,000	3,825,804	4,500,000	2,614,865
by China Cargo Airlines to						(Note	)
the Company under the
Original Contractual
Operation Agreement
The operation cost payable by the	265,000	245,885	353,000	310,273	400,000	188,296
Company to China Cargo						(Note	)
Airlines under the Original
Operation Cost Agreement

Note:

(i)

For the six months ended 30 June 2020, the actual amount incurred for the Bellyhold Space contractual operation service included contractual fees payable and operating cost payable for executing conventional and unconventional passenger flights.

(ii)

For the six months ended 30 June 2020, the amount of net transportation service fee to be received by the Company from China Cargo Airlines for conventional business and unconventional business based on the new pricing basis under the Exclusive Operation Agreement is slightly higher than the net amount calculated based on the previous pricing basis under the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreements, representing an increase of not more than 5%.

The Company confirms that the actual transaction amounts for the continuing connected transactions under the Original Contractual Operation Agreement and the Original Operation Cost Agreement from 1 January 2020 up to the Latest Practicable Date did not exceed their respective existing annuals caps, and the Company does not expect that the actual transaction amounts of such transactions will exceed their respective existing annual caps from 1 January 2020 up to the date of the EGM for the approval of the Exclusive Operation Agreement.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

After the Exclusive Operation Agreement has taken effect, the Original Bellyhold Space Contractual Operation Agreements will be immediately terminated. Adjustments will be made to the annual caps for the continuing connected transactions of the Bellyhold Space contractual operation proposed by the Company for each of the three years ending 31 December 2020, 2021 and 2022. Based on the Exclusive Operation Agreement, the Company re-estimated the annual caps for the connected transactions of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022.

Based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, after consolidating the historical revenue and expense data in Bellyhold Space and comprehensively considering conditions including prospects of the future cargo market and the operating scale of the Company’s cargo operations such as Bellyhold Space and “Passenger-to-Cargo Conversion”, the Company proposed the following annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for each of the three years ending 31 December 2020, 2021 and 2022.

	For the financial year ending
	31 December	31 December	31 December
Transaction Event	2020	2021	2022
	(RMB’000)	(RMB’000)	(RMB’000)
The exclusive operation	4,900,000	5,000,000	5,200,000
transportation service fees in
relation to the Passenger Aircraft
Cargo Business payable by
China Cargo Airlines to the
Company under the Exclusive
Operation Agreement

Basis of determining the Proposed Annual Caps II under the Exclusive Operation Agreement

As stated in the Letter from the Board, the Proposed Annual Caps II for the three years ending 31 December 2020, 2021 and 2022 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(1)

The Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the three years ending 31 December 2020, 2021 and 2022: (a) with reference to the historical amounts for the period from 1 April to 31 December 2018 and the year ended 31 December 2019 for the contractual fees paid by China Cargo Airlines to the Company under the Original Contractual Operation Agreement and the operation costs paid by the Company to China Cargo Airlines under the Original Operation Cost Agreement, and (b) after taking into account the estimated continuous growth in demand for aviation cargo business.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

(2)

The Company estimated the income from the Passenger Aircraft Cargo Business for conventional business and unconventional business respectively for the three years ending 31 December 2020, 2021 and 2022 with reference to the factors that: (a) according to the data released by the IATA, the global civil aviation operation is expected to recover in 2024 to the same level in 2019. Taking into account the impact of the outbreak of COVID-19, the Company estimated that for the three years ending 31 December 2020, 2021 and 2022 it would be necessary to provide capacity for unconventional business for the Passenger Aircraft Cargo Business in addition to the conventional business, and (b) along with the gradual recovery in global civil aviation operation, for the three years ending 31 December 2020, 2021 and 2022, conventional passenger aircraft cargo capacity is expected to increase year by year, while unconventional passenger aircraft cargo capacity is expected to decrease year by year.

(3)

The Company estimated the conventional business fee rates for the three years ending 31 December 2020, 2021 and 2022 with reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines. The Company estimated the unconventional business fee rates for the three years ending 31 December 2020, 2021 and 2022 with reference to: (a) the aforesaid historical average operating cost rate and (b) the historical figures in the past three years of average profit margin of the Three Major Airlines.

For our due diligence purpose, we have requested, obtained and reviewed the bases adopted by the Company in the determination of the Proposed Annual Caps II, including (i) the estimated income from Passenger Aircraft Cargo Business based on historical revenue of the Passenger Aircraft Bellyhold Space Cargo Business of the Group for the period from 1 April to 31 December 2018 and the year ended 31 December 2019; (ii) the operating cost rate based on the historical cost under the Original Operation Cost Agreement for the period from 1 April to 31 December 2018 and the year ended 31 December 2019; (iii) the estimated revenue growth rate of the Passenger Aircraft Bellyhold Space Cargo Business based on historical average of the growth rate of revenue from cargo business generated by the passenger aircraft Bellyhold Space of the Company compared to the Three Major Airlines; and (iv) historical averaged profit margin of the Three Major Airlines for the three years from 1 January 2017 to 31 December 2019 and the determination of reasonable profit margin based on the lowest margin for the sake of prudence, which were adopted by the Company as benchmark for estimation.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

Pricing of the Proposed Annual Caps II under the Exclusive Operation Agreement

In the exclusive operation transaction of Passenger Aircraft Cargo Business, using the income growth rate as the incentive and binding standard is in line with market practice under conventional circumstances. In determining the pricing transportation service fees, the Company considered the average growth rate of comparable companies’ Passenger Aircraft Cargo Business within the same industry — an indication of fair pricing under continuing connected transactions. Additionally, using the 50% difference of China Cargo Airlines’ annual growth rate that exceeds the average of the Three Major Airlines as the incentive indicator, and the 50% difference of China Cargo Airlines’ growth rate that is below the average of the Three Major Airlines as the restrictive indicator, to encourage China Cargo Airlines to improve its Passenger Aircraft Cargo Business capacity, thereby enhancing the Company’s passenger aircraft cargo operation efficiency, provides a reasonable basis.

In the exclusive operation transaction of Passenger Aircraft Cargo Business, considering there are no comparable historical figures for the Passenger Aircraft Cargo Business under unconventional circumstances, the annual growth rate of the Three Major Airlines’ unconventional business revenue is difficult to obtain. As such, the business fee rate under unconventional circumstances uses the operating cost rate as basis, while using average profit margin of the Three Major Airlines over the past three fiscal years as the reasonable profit rate, which also ensures fairness and reasonableness.

The actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are confirmed in the report prepared and issued by the qualified accounting firm jointly appointed by the Company and China Cargo Airlines. As the actual amount incurred in the operating cost and the actual income of the Passenger Aircraft Cargo Business are calculated and adjusted per annum during the implementation years of the exclusive operation transaction of Passenger Aircraft Cargo Business, the fairness and independence of the transaction are ensured.

Taking into account:

(i)

the Group’s historical business performance with both revenue and net profit, together with Passenger Aircraft Cargo Business demonstrating a promising stable growth over the past three years ended 31 December 2019;

(ii)	the expansion in passenger and freight carriage capability of the Group for the past three years ended 31 December 2019;

(iii)

the prospects of the aviation and travel industry in the PRC as supported by the statistics published by IATA and CAAC, which has demonstrated restorative growth since February 2020 in terms of transport turnover in spite of the impact of the outbreak of COVID-19 on the worldwide aviation industry in early 2020; and

(iv)

the efforts of the Group to strengthen its prevention and control of COVID-19 and operation management in order to tackle the impact of COVID-19 and prepare the Group for the recovery of the international and domestic economies and the aviation industry after the epidemic,

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

we are of the opinion that the growth rate and the amount of the Proposed Annual Caps II for the three years ending 31 December 2022 are fair and reasonable so far as the Independent Shareholders are concerned.

3.	Internal control

To ensure the Company’s conformity with the terms of the Exclusive Operation Agreement under the Hong Kong Listing Rules, the Company shall adopt a series of internal control policies during its daily operations. Such internal control policies shall be conducted and supervised by the finance department of the Company and the independent non-executive Directors as follows:

(i)

The finance department of the Company monitors daily connected transactions of the Company and reports to the audit committee of the Board and independent non-executive Directors on a quarterly basis; and

(ii)

The independent non-executive Directors shall review and will continue to review the implementation agreements to ensure that the Group has been entered into on normal commercial terms or better, and according to the Exclusive Operation Agreement on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and provide confirmation in the Company’s annual report; and

(iii)

In the event that the total amounts of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions exceed the Proposed Annual Caps II, or that there is any material amendment to the terms of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the Company, as confirmed shall comply with the applicable provisions of the Hong Kong Listing Rules governing continuing connected transactions.

In addition, as stipulated under Rule 14A.56 of the Hong Kong Listing Rules, the Company’s external auditors will be engaged to issue a letter to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on “Assurance Engagements 3000 Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants.

Based on the above, the Directors are of the view that the above procedures can ensure that the transactions contemplated under the Exclusive Operation Agreement will be conducted on normal commercial terms or better, and will not be prejudicial to the interests of the Company and the Shareholders. Having reviewed the above mechanism and the Group’s historical internal control procedural records, we concur with the view of the Directors that the Group has taken appropriate and adequate internal control measures in carrying out the transactions contemplated under the Exclusive Operation Agreement and thereby safeguarding the interests of the Shareholders.

In light of the above, we are of the view that the Company has internal control procedures in place to monitor the operation of continuing connected transactions. We have also reviewed the annual reports of the Company and note that the Company has implemented the abovementioned procedures.

LETTER FROM THE INDEPENDENT FINANCIAL ADVISER II

RECOMMENDATION

Having considered the principal factors and reasons above, we are of the view that the terms of the Exclusive Operation Agreement, the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and the Proposed Annual Caps II are in the ordinary and usual course of business of the Company, are on normal commercial terms which are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Shareholders, as well as the Independent Board Committee to advise the Independent Shareholders, to vote in favour of the relevant ordinary resolutions to approve the Exclusive Operation Agreement and the Proposed Annual Caps II at the upcoming EGM.

Yours faithfully, For and on behalf of Octal Capital Limited

Alan Fung	Louis Chan
Managing Director	Director

Note:

Mr. Alan Fung has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2003. Mr. Fung has more than 28 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong. Mr. Louis Chan has been a responsible officer of Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities since 2008. Mr. Chan has more than 18 years of experience in corporate finance and investment banking and has participated in and completed various advisory transactions in respect of mergers and acquisitions, connected transactions and transactions subject to the compliance to the Takeovers Code of listed companies in Hong Kong.

APPENDIX I	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management of the Company

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date are set out as follows:

		Number of		Capacity in which
		shares held —		the A/H shares
Name	Position	Personal interest		were held
Li Yangmin	Vice chairman, President	3,960 A shares	(Note 1)	Beneficial owner
Wang Junjin	Director	1,120,273,142 A shares	(Note 2)	Interest in controlled corporation
		529,677,777 H share	(Note 3)	Interest in controlled corporation

Note 1:	representing approximately 0.000024% of the Company’s total issued shares as at the Latest Practicable Date.

Note 2

: among those A shares, Shanghai Juneyao (Group) Co., Ltd. (“Juneyao Group”), Juneyao Airlines Co., Ltd (“Juneyao Airlines”) and Shanghai Jidaohang Enterprise Management Company Limited (“Shanghai Jidaohang”) directly held 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares respectively. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 311,831,909 A shares, 219,400,137 A shares and 589,041,096 A shares directly held by Juneyao Group, Juneyao Airlines and Shanghai Jidaohang respectively.

Note 3

: among those H shares, Juneyao Airlines directly held 12,000,000 H shares. Shanghai Juneyao Airline Hong Kong Limited (“Juneyao Hong Kong”) directly held 517,677,777 H shares in the capacity of beneficial owner through Hong Kong Securities Clearing Company Ltd. Mr. Wang Junjin is interested in 71.77% of shares of Juneyao Group which is the controlling shareholder of Juneyao Airlines. Juneyao Airlines held the entire interests of Shanghai Jidaohang. Therefore, Mr. Wang Junjin is deemed to be interested in 12,000,000 H shares and 517,677,777 H shares directly held by Juneyao Airlines and Juneyao Hong Kong respectively.

APPENDIX I	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/ or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be: (i) notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong (a Director and the Chairman), Mr. Li Yangmin (a Director, Vice Chairman and President), Mr. Tang Bing (a Director), Mr. Yuan Jun (an employee representative Director), Mr. Xi Sheng (a supervisor and the Chairman of the supervisory committee of the Company), Mr. Gao Feng (a supervisor of the Company) and Mr. Fang Zhaoya (a supervisor of the Company) are employees of CEA Holding, which is a company having an interest in the Company’s shares required to be disclosed to the Company and the Hong Kong Stock Exchange under the provisions of Divisions 2 and 3 and Part XV of the SFO.

EXPERT STATEMENT

This circular includes statements made by the following experts:

Name	Qualification
Opus Capital	Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

Octal Capital	Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO

Each of the above-mentioned experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter in the form and context in which it is included.

To the best of the Directors’ knowledge, each of the above-mentioned experts is a third party independent from the Company and its connected persons. As at the Latest Practicable Date, each of the above-mentioned experts did not have any direct or indirect interest in any assets which have been, since 31 December 2019 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, each the above-mentioned experts was neither beneficially interested in the share capital of any member of the Group nor had any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

COMPANY SECRETARY

Mr. Wang Jian graduated from Shanghai Jiao Tong University, has a Master of Business Administration postgraduate degree from East China University of Science and Technology and holds an Executive Master’s degree of Business Administration from Tsinghua University. Mr. Wang Jian has obtained a qualification certificate for board secretaries of listed companies issued by the Shanghai Stock Exchange.

APPENDIX I	GENERAL INFORMATION

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring or terminable within a year without payment of any compensation (other than statutory compensation).

COMPETING INTEREST

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of their respective close associates (as defined in the Hong Kong Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete, either directly or indirectly, with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

INTERESTS IN THE GROUP’S ASSETS OR CONTRACTS OR ARRANGEMENTS SIGNIFICANT TO THE GROUP

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2019 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the Latest Practicable Date, which is significant in relation to the business of the Group.

DOCUMENTS AVAILABLE FOR INSPECTION

A copy of the Catering and Aircraft On-board Supplies Support Agreement and the Exclusive Operation Agreement is available for inspection at the Company’s principal place of business in Hong Kong at Unit D, 19/F., United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this circular.

MATERIAL ADVERSE CHANGE

Since the beginning of 2020, COVID-19 has been spreading rapidly worldwide, causing an unprecedented significant impact on the global aviation industry, which has brought a historical loss to the industry. Under the influence of COVID-19, the PRC civil aviation industry has also been affected severely with a significant decrease in the number of passengers carried and a sharp decline in the operational efficiency of airlines. All members of the Group have emphasized the importance of COVID-19 and promptly carried out COVID-19 prevention and control measures. However, despite the Group’s proactive response measures, the production volume, revenue, profit and other indicators of the Group have all dropped significantly. In the first half of 2020, the Group had a total traffic volume of 4.562 billion tonne-kilometres and served 25.737 million passengers, representing a decrease of 58.28% and 59.83%, respectively, from the same period last year. As a result, revenue decreased by 57.26% from the same period last year and net loss attributable to shareholders of the Company amounted to RMB8,542 million.

As at the Latest Practicable Date, save as disclosed above, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2019, being the date to which the latest published audited consolidated financial statements of the Company were made up.